     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2001



                                                      REGISTRATION NO. 333-56354

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         ------------------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                             SCHULER HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                           1531                          99-0351900
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employee
incorporation or organization)     Classification Code Number)          Identification No.)

                            ------------------------

                       828 FORT STREET MALL, FOURTH FLOOR
                             HONOLULU, HAWAII 96813
                                 (808) 521-5661
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                THOMAS CONNELLY
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             SCHULER HOLDINGS, INC.
                      300 CONTINENTAL BOULEVARD, SUITE 390
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 648-7200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                         COPY OF ALL COMMUNICATIONS TO:

          RICHARD VERNON SMITH, ESQ.                         JOHN F. HARTIGAN, ESQ.
      Orrick, Herrington & Sutcliffe LLP                   Morgan, Lewis & Bockius LLP
       Old Federal Reserve Bank Building               300 South Grand Avenue, 22nd Floor
              400 Sansome Street                          Los Angeles, California 90071
            San Francisco, CA 94111                              (213) 612-2500
                (415) 392-1122

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
                         ------------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED              BE REGISTERED        PER SHARE(1)        OFFERING PRICE      REGISTRATION FEE
Class A Common Stock, $.001 par value(2)....       1,385,421             $12.94             $17,927,348           $4,482(3)


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended. The proposed maximum offering price per share of Class A common stock has been computed on the basis of the average of the high and low sales prices of the common stock of Schuler Homes, Inc., our predecessor for purposes of filing this registration statement, on February 23, 2001 as reported on the Nasdaq National Market.

(2) The 1,385,421 shares of Class A common stock registered hereunder are shares that are issuable upon conversion of the Class B common stock issued to the selling stockholder. Such shares of Class A common stock will be issued for no additional consideration.


(3) Previously paid.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

                                1,385,421 SHARES

                              CLASS A COMMON STOCK

    This prospectus relates to the offer and sale of 1,385,421 shares of our Class A common stock by one of our stockholders. None of our directors or executive officers is selling shares in this offering, and neither we nor they will receive any proceeds from the sale of the shares offered hereby. We will pay all expenses of registration of the shares which may be offered hereby under the Securities Act, other than selling commissions and fees and expenses of advisors to the selling stockholder.


    The shares of Class A common stock registered hereunder are issuable upon conversion of an equal number of shares of Class B common stock issued to the selling stockholder. Our Class A common stock will be listed on the Nasdaq National Market under the trading symbol "SHLR" and will replace the common stock of our wholly-owned subsidiary, Schuler Homes. On March 28, 2001, the closing price per share of Schuler Homes common stock as reported on the Nasdaq National Market was $11.1875.


    The selling stockholder, directly or through agents, brokers or dealers designated from time to time, may sell the shares of our common stock offered hereby from time to time on terms to be determined at the time of sale. You should read the discussion under the heading "Plan of Distribution" for more information.

    YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE FOUR FOR A DESCRIPTION OF CERTAIN RISKS YOU SHOULD CONSIDER.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS MARCH 30, 2001

                                   PROSPECTUS
                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Where You Can Find More Information.........................      1
Documents Incorporated By Reference.........................      2
Information About Schuler Holdings..........................      3
Risk Factors................................................      4
Cautionary Statement Regarding Forward-Looking Statements...      9
Use of Proceeds.............................................      9
Unaudited Pro Forma Condensed Combined Financial Data.......     10
Selected Historical Combined Financial Data of Western
  Pacific...................................................     16
Management's Discussion and Analysis of Combined Financial
  Condition and Combined Results of Operations of Western
  Pacific...................................................     17
Information About Western Pacific...........................     24
Selling Stockholder.........................................     31
Plan of Distribution........................................     32
Validity of Common Stock....................................     33
Experts.....................................................     33
Index to Financial Statements...............................    F-1

                      WHERE YOU CAN FIND MORE INFORMATION

    We will file, and our predecessor, Schuler Homes, has filed, annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any filed document at the Commission's public reference rooms at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the Commission are also available to the public from the Commission's web site at http://www.sec.gov.

    This prospectus is part of a registration statement that we filed with the Commission. The registration statement contains more information than this prospectus about us and our common stock, including certain exhibits. You can get a copy of the registration statement from the Commission at the address listed above or from its internet site.

    Information about us will also be available at the Nasdaq National Market, where our Class A common stock will be listed.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The Commission allows us to "incorporate by reference" information filed with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference documents filed by us and by Schuler Homes. Later information that we or Schuler Homes file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us or Schuler Homes with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities has been completed.

    - Schuler Homes' proxy statement, included in our registration statement on Form S-4, filed October 30, 2000, as amended, and deemed filed pursuant to
      Section 14 of the Exchange Act

    - Schuler Homes' Annual Report on Form 10-K for the year ended December 31, 1999

    - Schuler Homes' Transition Report on Form 10-Q for the transition period from January 1, 2000 to and including March 31, 2000

    - Schuler Homes' Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, September 30, and December 31, 2000

    - Schuler Homes' Current Reports on Form 8-K filed September 18 and December 27, 2000

    You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

                             Schuler Holdings, Inc.
                              828 Fort Street Mall
                                  Fourth Floor
                             Honolulu, Hawaii 96813
                                 (808) 521-5661
                              e-mail: pam@shlr.com

    You should rely only on the information contained in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

                       INFORMATION ABOUT SCHULER HOLDINGS

    We are a new corporation formed to combine the business operations of Western Pacific and Schuler Homes after a reorganization, which we expect will be completed on April 2, 2001. The term "Western Pacific" as used in this prospectus refers to the combined business operations of Western Pacific Housing Development Limited Partnership, Western Pacific Housing Development II Limited Partnership and WPH-Porter, LLC, all three of which do business under the name "Western Pacific Housing." The term "Western Pacific owners" refers to the owners of the partnership interests and membership interests in these three Western Pacific entities. The Western Pacific owners have formed
WPH-Schuler, LLC, a limited liability company, to which they will contribute all of the ownership interests they hold in the three Western Pacific entities.

    The reorganization will consist of a merger and a contribution. In the merger, Schuler Reorganization Sub, a wholly-owned subsidiary we will form, will merge with Schuler Homes, and Schuler Homes will become our wholly-owned subsidiary. As a result of the merger, each share of Schuler Homes issued and outstanding common stock will be converted into the right to receive one share of our Class A common stock. On the next business day after the effective date of the merger, WPH-Schuler will contribute all of its ownership interests in Western Pacific to us. In exchange, we will issue to WPH-Schuler and Greenwood Properties Corp., an affiliate of Bankers Trust Company, one of Western Pacific's lenders, an aggregate number of shares of our Class B common stock equal to the number of shares of our Class A common stock we issue to the Schuler Homes stockholders as a result of the merger.

    After the reorganization is complete, we will combine the business operations of Western Pacific and Schuler Homes. Through our subsidiaries, including Western Pacific and Schuler Homes, we will design, construct, market, and sell single-family residences, townhomes and condominiums. We will conduct initial operations in California, Colorado, Hawaii, Oregon, Washington and Arizona. Our homes currently range in size from 750 square feet to 5,300 square feet, and our homes range in sales price from $99,500 to $941,000. As of December 31, 2000, the combined sales backlog of Schuler Homes and Western Pacific was 1,954 homes, subject to pending sales contracts that have not closed.

    You should read the discussion under the heading "Information about Western Pacific" to learn about Western Pacific's business operations. You should read the Schuler Homes materials incorporated by reference in this prospectus to learn about Schuler Homes' business operations.

                                  RISK FACTORS

    You should carefully consider the following risk factors, as well as the other information contained in this prospectus:

OUR ABILITY TO INTEGRATE AND OPERATE THE COMBINED COMPANIES ON A MORE PROFITABLE BASIS IS UNCERTAIN.

    Our ability to be more profitable than the Schuler Homes and Western Pacific businesses operating individually will depend on our ability to integrate Schuler Homes and Western Pacific successfully and to increase revenues and reduce outstanding debt. Western Pacific's current business operations are located in California. Schuler Homes' current business operations are located in Hawaii, Colorado, California, Oregon, Washington and Arizona. The reorganization will substantially increase our size, the number of people employed, the jurisdictions in which our operations will be located and our capital requirements. Consequently, we may not have adequate experience, capital resources, information systems or personnel to manage the combined operations of Schuler Homes and Western Pacific effectively.

    You should consider several risks we may encounter while attempting to integrate the combined operations of Schuler Homes and Western Pacific, including:

    - diversion of our attention from other business concerns

    - potential incompatibility of the business cultures of Schuler Homes and Western Pacific

    - interruption of the business and operations of Schuler Homes and Western Pacific

    - potential difficulties in converting and integrating Schuler Homes' and Western Pacific's accounting and management information systems

    Our management may be unable to integrate the businesses without encountering the difficulties described above, and we may not achieve the results of operations and financial position we expect.

WE MAY BE UNABLE TO RETAIN KEY OPERATIONAL MANAGEMENT OF SCHULER HOMES OR WESTERN PACIFIC.

    Our success in integrating and conducting the business operations of Schuler Homes and Western Pacific will be highly dependent upon our ability to retain the continuing service of our chief executive officer, James K. Schuler, our co-chairman of the board, Eugene S. Rosenfeld, and our President, Craig A. Manchester, as well as other key management personnel. In particular, the loss of the services of Mr. Schuler, Mr. Rosenfeld or Mr. Manchester could have a material adverse effect on us. There is intense competition to attract and retain management and key employees in the markets where our operations are conducted, particularly in strong homebuilding markets like California. We believe we will be able to retain substantially all of our key management personnel. However, we may not be able to do so. The loss of the services of one or more key management employees during the transition period, or our inability to attract and retain qualified personnel on an ongoing basis, could have a material adverse effect on our financial condition and results of operations.

WE WILL HAVE A SIGNIFICANT AMOUNT OF DEBT WHICH MAY INCREASE OUR VULNERABILITY TO A DECREASE IN REVENUES OR CASH FLOW AND MAY AFFECT OUR ABILITY TO PAY OUR DEBT.

    On a pro forma combined basis, as of December 31, 2000 we would have had approximately $594.8 million of debt, approximately $43.8 million of cash and cash equivalents, approximately $1.1 billion of total assets and approximately $384.0 million of stockholders' equity. You should read the discussion under the heading "Unaudited Pro Forma Condensed Combined Financial Data" for further information on our financial results on a pro forma basis.

    Our high level of debt could:

    - limit our ability to obtain additional financing to fund future growth and further develop our business

    - limit our ability to obtain additional financing for working capital purposes, for capital expenditures, for debt service requirements or for other purposes

    - limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and pay interest costs

    - increase our vulnerability to adverse economic and industry conditions

    - increase our vulnerability to interest rate increases because borrowings under our lending agreements are at variable interest rates

    Our ability to satisfy our debt obligations will depend upon, among other things, our future operating performance and our ability to refinance debt when necessary. Each of these factors is to a large extent dependent on economic, financial, competitive and other factors beyond our control. We may not generate cash flow or obtain funding sufficient to satisfy our debt service requirements.

WE DO NOT CONDUCT ANY BUSINESS OPERATIONS EXCEPT THROUGH OUR SUBSIDIARIES, AND IF THEY CANNOT MAKE PAYMENTS TO US WE MAY NOT BE ABLE TO MEET OUR CASH FLOW REQUIREMENTS.

    Our business operations are conducted through our subsidiaries, and we are dependent on our subsidiaries for our income and liquidity. Schuler Homes' credit facility and indentures and Western Pacific's credit facility and loan agreement may, under some circumstances, prevent them from making payments to us, in which case we would not be able to meet our cash flow requirements. At the present time, our cash flow requirements primarily relate to fees or costs associated with the reorganization. Furthermore, we anticipate that all debt service obligations and cash flow requirements will remain at the subsidiary level unless and until Schuler Homes merges with and into us and we consolidate the Western Pacific operations.

THE FORMER STOCKHOLDERS OF SCHULER HOMES WILL SHARE VOTING POWER IN OUR COMPANY WITH THE WESTERN PACIFIC OWNERS AND MR. SCHULER WILL BE ABLE TO EXERCISE CONTROL OVER OUR BUSINESS.

    Immediately following completion of the reorganization, we will have issued and outstanding an equal number of shares of Class A common stock and Class B common stock. Since the stockholders of Schuler Homes will receive in the merger only shares of Class A common stock and none of the Class B common stock, voting power in our company will be shared between the former stockholders of Schuler Homes and the former owners of Western Pacific. However, the holders of the Class A common stock will elect a majority of the board of directors of our company. Also, so long as the Class B common stock is outstanding, we cannot engage in certain extraordinary transactions, such as a merger or sale of substantially all of our assets, unless the holders of a majority of the voting power of both the Class A common stock and the Class B common stock approve the transaction. Finally, on all other matters submitted to stockholders for a vote, other than matters requiring a class vote under applicable law or an amendment of our certificate of incorporation which would affect the rights of one of the classes of common stock, the Class A common stock will have greater voting power than the Class B common stock because the Class A common stock will have one vote per share and the Class B common stock will have one-half a vote per share.

    Initially, Mr. Schuler, by virtue of his beneficial ownership of a majority of our outstanding shares of Class A common stock, will have the power to elect all of the directors that will be elected by the holders of our Class A common stock. Thus, he will be able to elect a majority of our board of directors and thereby exercise control over our business and affairs. Because of his beneficial ownership of shares of our Class A common stock Mr. Schuler also will have the ability to prevent a sale of our company in a transaction which he opposes.

    In contrast, the holders of the Class B common stock will not be able to cause our company to take any action which is opposed by the holders of Class A common stock. While the Class B common stock will have representation on our board of directors and the holders of a majority of our Class B common stock must approve some extraordinary transactions, the holders of our Class B common stock will not be able to influence the business and affairs of our company without the concurrence of the holders of a majority of the voting power of our Class A common stock. Moreover, since Mr. Schuler will own a majority of the voting power of the Class A common stock, the ability of our Class B common stockholders to influence our company will effectively require Mr. Schuler's approval.

SALES OF A SUBSTANTIAL NUMBER OF SHARES OF OUR CLASS A COMMON STOCK ISSUED UPON THE CONVERSION OF OUR CLASS B COMMON STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR CLASS A COMMON STOCK.

    The shares of our Class B common stock to be issued to the Western Pacific owners and one of Western Pacific's lenders may be converted at any time into shares of our Class A common stock and thereafter sold into the public market for our Class A common stock, subject to compliance with applicable securities laws. In addition, we have agreed to register for resale shares of our Class A common stock issued to WPH-Schuler and the Western Pacific owners upon conversion of their shares of our Class B common stock. The number of shares of our Class B common stock to be issued in the reorganization will equal the number of shares of our Class A common stock issued in the merger. Further, the Western Pacific owners may receive additional shares of our Class B common stock in the event that they are entitled in the future to indemnification under the agreement and plan of reorganization. Sales into the public market of a substantial number of shares of our Class A common stock issued upon conversion of our Class B common stock could have an adverse effect on the market price of our Class A common stock.

    Some of the holders of our Class B common stock may be restricted from time to time by contract or legal requirements in their ability to sell shares of our Class A common stock issued upon the conversion of our Class B common stock. Among other things, WPH-Schuler and some of the Western Pacific owners will enter into a stockholders agreement that will restrict their ability to transfer shares of our common stock that they beneficially own during the first nine months after the closing of the reorganization and while any senior notes or subordinated convertible debentures issued by Schuler Homes remain outstanding. In addition, the holders of record of Schuler Homes common stock beneficially owned by Mr. Schuler will agree in the stockholders agreement that they will not transfer shares of our Class A common stock during the first nine months after the closing of the reorganization and while any senior notes or subordinated convertible debentures issued by Schuler Homes remain outstanding. However, these requirements may not prevent sales of our Class A common stock into the public markets at times, in amounts and at prices which could adversely affect the market price of our Class A common stock.

WE HAVE AGREED TO ELECT CAPITAL GAINS TREATMENT ON THE SALE OF OUR STOCK ON BEHALF OF SOME OF OUR STOCKHOLDERS THAT COULD CAUSE US TO PREMATURELY PAY INCOME TAXES.

    We will, as requested by WPH-Schuler or the former Western Pacific owners, file statements from time to time with the Internal Revenue Service to make the election provided by Section 341(f) of the Internal Revenue Code. This election provides that applicable gain from sales of stock by stockholders covered by the election may be entitled to receive capital gains treatment. However, this election may also restrict our ability to make some otherwise non-taxable transfers of assets without prematurely paying income taxes related to gains recognized on these asset transfers. This may prevent us from making transfers that we would otherwise make or may cause us to incur additional taxes at the time of transfer. We do not believe that this election will have a material adverse effect on our financial condition or results of operations.

THE COST AND AVAILABILITY OF HOME MORTGAGE FINANCING COULD SUBSTANTIALLY AFFECT OUR BUSINESS.

    Most home buyers obtain mortgage loans to finance a substantial portion of the purchase price of their homes. In general, housing demand is adversely affected by increases in interest rates, housing costs and unemployment and by decreases in the availability of mortgage financing. In addition, there have been discussions of possible changes in federal income tax laws which would remove or limit the deduction of home mortgage interest. If effective mortgage interest rates increase and the ability or willingness of prospective buyers to finance home purchases is adversely affected, our operating results may be negatively affected. Our homebuilding activities also depend on the degree to which the availability and cost of mortgage financing permits potential customers to sell their existing homes and purchase homes from us. Any limitations or restrictions on the availability of such financing could adversely affect our sales.

WE MAY NOT BE ABLE TO ACQUIRE SUITABLE LAND TO DEVELOP NEW PROJECTS AT A REASONABLE PRICE, WHICH COULD REDUCE OUR PROFITS.

    Due to the improved economy in many of our markets and the increased availability of capital during the past several years, Schuler Homes and Western Pacific have experienced an increase in competition for available land in some of their market areas. Our ability to continue development activities over the long-term will depend on our continued ability to locate and enter into options or agreements to purchase land, obtain governmental approvals for suitable parcels of land, and consummate the acquisition and complete development of such land. The increase in land costs may result in reduced profits and could have a material adverse effect on our results of operations and financial condition.

FLUCTUATIONS IN REAL ESTATE VALUES OR CHANGES IN OUR STRATEGIES MAY REQUIRE US TO WRITE-DOWN THE BOOK VALUE OF OUR REAL ESTATE ASSETS, SUCH AS THE APPROXIMATELY $22.2 MILLION AFTER TAX NON-CASH CHARGE FOR IMPAIRMENT OF LONG-LIVED ASSETS RECORDED BY SCHULER HOMES IN THE THREE MONTHS ENDED SEPTEMBER 30, 2000.

    The homebuilding industry is subject to significant variability and fluctuations in real estate values. As a result, we may be required to write-down the book value of our real estate assets in accordance with generally accepted accounting principles, and some of those write-downs could be material.

    Changes in strategy may also require us to write-down the book value of our real estate assets. For example, in contemplation of changes in strategy resulting from the reorganization, Schuler Homes plans to increase its product offerings in Hawaii by adding projects in various areas on the islands of Oahu, Maui, Kauai and Hawaii, while reducing its investment in longer term land parcels in areas where it has a concentration of land. This change in strategy resulted in an after tax non-cash charge for impairment of long-lived assets of approximately $22.2 million for the three months ended September 30, 2000.

SCHULER HOMES AND WESTERN PACIFIC HAVE RECENTLY EACH EXPERIENCED SUBSTANTIAL GROWTH, AND WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OR SUSTAIN THEIR GROWTH.

    Schuler Homes and Western Pacific have both recently experienced substantial growth. While Western Pacific and Schuler Homes have each recently expanded their management, particularly, in the case of Schuler Homes, with respect to administrative personnel in the land acquisition, construction management, financial and administrative areas, we may be unable to hire the necessary personnel or develop the infrastructure necessary to meet our anticipated future growth. Furthermore, we may not be able to further expand or enhance our operations on a timely and cost-effective basis, if at all, without disrupting our operations.

FACTORS OVER WHICH WE HAVE NO CONTROL, INCLUDING THE WEATHER, MAY INFLUENCE OUR HOMEBUILDING OPERATIONS.

    As a homebuilder, we are subject to numerous risks, many of which are beyond our control. Landslides, soil subsidence, earthquakes and other geologic events could occur that could damage projects, cause delays, or reduce consumer demand for our projects. Many of our projects are located in California, which has experienced significant earthquake activity, including the 1994 earthquake in Northridge, California. Losses associated with these events may not be insurable, insurable at a reasonable cost or subject to effective indemnification arrangements. In addition to direct damage to our projects, earthquakes or other geologic events could damage roads and highways providing access to those projects, thereby adversely affecting our ability to market homes in those areas and possibly increasing the costs of completion.

WE ARE SUBJECT TO THE CYCLICAL NATURE OF THE HOMEBUILDING MARKET AND OTHER PROBLEMS THAT AFFECT HOMEBUILDERS.

    The residential homebuilding industry is cyclical and highly sensitive to changes in general economic and business conditions, both local and national, such as levels of employment, consumer confidence and income, availability of financing for acquisitions, construction and permanent mortgages, interest rate levels and demand for housing. Sales of new homes are also affected by the condition of the resale market for used homes, including foreclosed homes.

    General economic and business conditions, both local and national, may be less favorable in the future. For example, the current electricity supply problem in California may delay our ability to connect new homes to an electricity supply and delay closings on sales of our homes. Such delays could adversely affect our revenues. California also underwent a significant recession in the early 1990s. Since many of our projects will be located within California, a decline in the economic and business conditions in California could significantly affect the demand for our homes. Increases in the rate of inflation could adversely affect our margins by increasing our costs and expenses. In times of high inflation, demand for housing may decline, and we may be unable to recover our increased costs through higher sales prices.

    Inflation can increase the cost of homebuilding materials, labor and other construction related costs. Conversely, deflation can reduce the value of homebuilders' inventories and cause us to reduce our sales prices, resulting in decreased profits.

LAWS AND REGULATIONS MAY INCREASE OUR EXPENSES, LIMIT THE NUMBER OF HOMES THAT WE CAN BUILD OR DELAY COMPLETION OF OUR PROJECTS.

    We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. We may also be subject to periodic delays in our homebuilding projects due to building moratoria.

    Despite our past ability to obtain necessary permits and approvals for our communities, we anticipate that increasingly stringent requirements will be imposed on homebuilders in the future. Although we cannot predict the effect of these requirements, they could result in time-consuming and expensive compliance programs and in substantial expenditures, which could have a material adverse effect on our results of operations and financial condition. In addition, the continued effectiveness of permits we have already received or approvals we have already obtained is dependent upon many factors, some of which are beyond our control, such as changes in policies, rules and regulations and their interpretation and application.

    We are also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, its environmental conditions and the present and former uses of the site, as well as that of adjoining properties. Environmental laws and conditions and growth control initiatives may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict our homebuilding activity in environmentally sensitive regions or areas.

WE MAY NOT BE ABLE TO SUCCEED AGAINST OUR COMPETITORS, SOME OF WHOM HAVE MORE RESOURCES THAN WE DO.

    The homebuilding industry is highly competitive. Homebuilders compete for, among other things, desirable properties, financing, raw materials and skilled labor. We will compete both with large homebuilding companies, some of which have greater financial resources than we do, and with smaller local builders. We will also compete for sales with individual resales of existing homes and with available rental housing. If we cannot compete successfully for the raw materials and resources to construct our homes or with respect to sales of our homes, it could have a material adverse effect on our financial condition and results of operations. Competition will be particularly intense when we enter or start operations in a new market area until our reputation becomes firmly established in that area.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements about our financial condition, results of operations, plans, objectives, future performance and business, which represent expectations or beliefs of our management concerning future events. This includes information relating to:

    - benefits, revenues and earnings estimated to result from the reorganization

    - estimated costs of combining the business operations of Schuler Homes and Western Pacific

    It also includes statements using words like "believes," "expects," "anticipates," or "estimates." These forward-looking statements involve risks and uncertainties. Although we believe that our expectations are based upon reasonable assumptions and knowledge of our businesses and operations, actual results may differ materially from expected results. Factors and possible events that may cause different outcomes include:

    - costs or difficulties related to the combination of the businesses are greater than expected

    - increased competition in existing markets

    - loss or retirement of key executives or operational management

    - significant increases in labor costs, the cost of construction materials and the cost of land

    - adverse economic conditions, or severe weather, in key markets

    We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus.

                                USE OF PROCEEDS

    The selling stockholder is offering all of the shares of common stock covered by this prospectus. We will not receive any proceeds from the sales of these shares.

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

    The following unaudited pro forma condensed combined financial data are derived from the historical financial statements of Schuler Homes and Western Pacific. For accounting purposes, the reorganization is treated as a reorganization of Schuler Homes at historical cost, with a subsequent merger of Schuler Homes with Western Pacific using purchase accounting. The unaudited pro forma condensed combined balance sheet as of December 31, 2000 and the unaudited pro forma condensed combined statements of income for the year ended
December 31, 1999 and the nine months ended December 31, 2000 are presented as if the reorganization and the merger had been completed:

    - on December 31, 2000 for purposes of the unaudited pro forma condensed combined balance sheet

    - on January 1, 1999 for purposes of the unaudited pro forma condensed combined statements of income for the year ended December 31, 1999 and April 1, 2000 for the nine months ended December 31, 2000

    As a result of different historical fiscal year-ends of December 31 for Schuler Homes and March 31 for Western Pacific, the unaudited pro forma condensed combined statement of income for the year ended December 31, 1999 includes the actual operations of Schuler Homes for the year ended December 31, 1999 and the actual operations of Western Pacific for the year ended March 31, 2000. Because of the different historical fiscal year-ends, the results for Schuler Homes for the three months ended March 31, 2000 have not been reflected in the unaudited pro forma condensed combined statements of income. There are no significant unusual charges or events reflected in the operations of Schuler Homes during the three months ended March 31, 2000. On December 20, 2000, Schuler Homes changed its fiscal year-end to March 31. As a result, Schuler Homes' current fiscal year will end on March 31, 2001. We have also elected to have a fiscal year-end of March 31.

    Western Pacific is not a taxable entity, and no provision for income taxes has been included in Western Pacific's historical financial statements. As of December 31, 2000, distributions to the Western Pacific owners had not been made despite the allocation of taxable income since inception in 1993. In the three months ended March 31, 2001, Western Pacific expects to make total distributions of $41.9 million based on an estimate by Western Pacific of its cumulative taxable income through March 31, 2001 which includes an estimate of $41.7 million of income earned during the three months ended March 31, 2001. These distributions will be made to the Western Pacific owners and to Bankers Trust Company or one of its affiliates. The distributions of $41.9 million will be made in accordance with the terms of Western Pacific's limited partnership agreements and its operating agreement, and its loan agreement with Bankers Trust Company. These distributions were not declared before December 31, 2000 and therefore have not been recorded in Western Pacific's historical financial statements. A distribution of $13.0 million was made to the Western Pacific owners in February of 2001. If the reorganization had occurred on December 31, 2000 and the Western Pacific owners had elected to make a distribution, Western Pacific would have distributed $25.0 million on or before December 31, 2000 to the Western Pacific owners. Although not declared, the estimated liability of $25.0 million as of December 31, 2000 has been reflected in the pro forma financial statements.

    The following unaudited pro forma condensed combined financial data should be read in conjunction with the historical consolidated financial statements of Schuler Homes, including the notes thereto, included in the documents relating to Schuler Homes we have incorporated by reference, and the historical combined financial statements of Western Pacific, including the notes thereto, included elsewhere in this prospectus. The unaudited pro forma condensed combined financial data are presented for illustrative purposes only and do not purport to represent our financial position as of December 31, 2000 or our results of operations for the year ended December 31, 1999 and the nine months ended December 31, 2000 that would actually have occurred had the reorganization been completed on the dates indicated, nor do they represent a forecast of our financial position or results of operations as of any future date or any future period.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)

                                                                            PRO FORMA       SCHULER HOLDINGS
                                         SCHULER HOMES   WESTERN PACIFIC   ADJUSTMENTS         PRO FORMA
                                         -------------   ---------------   -----------      ----------------
ASSETS:
Cash and cash equivalents..............     $  3,680         $ 40,093       $                  $   43,773
Inventories............................      476,528          470,436                             946,964
Investments in unconsolidated joint
  ventures.............................       10,479               --                              10,479
Deferred income taxes..................       16,624               --          (7,139)(b)           9,485
Intangibles, net.......................       13,589            2,900          62,377 (b)          78,866
Other assets, net......................       33,278           26,755          (3,350)(b)          56,683
                                            --------         --------       ---------          ----------
  Total assets.........................     $554,178         $540,184       $  51,888          $1,146,250
                                            ========         ========       =========          ==========

LIABILITIES AND EQUITY:
Accounts payable and accrued
  liabilities..........................     $ 59,644         $ 70,034       $   2,650 (b)      $  132,328
Distributions payable (undeclared).....           --               --          25,000 (b)          25,000
Debt...................................      270,362          324,414                             594,776
Minority interests.....................        2,844            7,251                              10,095
Owners' equity.........................           --          138,485        (138,485)(b)              --
Stockholders' equity
  Common stock.........................      221,328               --        (221,328)(a)              --
  Class A common stock(h)..............           --               --         221,328 (a)         221,328
  Class B common stock(h)..............           --               --         162,723 (b)         162,723
                                            --------         --------       ---------          ----------
  Total liabilities and equity.........     $554,178         $540,184       $  51,888          $1,146,250
                                            ========         ========       =========          ==========

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        SCHULER HOMES      WESTERN PACIFIC
                                          YEAR ENDED         YEAR ENDED       PRO FORMA       SCHULER HOLDINGS
                                      DECEMBER 31, 1999    MARCH 31, 2000    ADJUSTMENTS         PRO FORMA
                                      ------------------   ---------------   -----------      ----------------
Revenues............................       $ 506,778          $ 535,019        $                 $1,041,797
Cost of sales.......................        (403,684)          (428,163)                           (831,847)
                                           ---------          ---------        --------          ----------
  Gross profit......................         103,094            106,856                             209,950
Selling, general and administrative
  expenses..........................         (57,228)           (54,150)                           (111,378)
Amortization of intangibles.........            (882)              (400)         (3,119)(c)          (4,401)
Interest and other income (expense),
  net...............................          (2,647)            (5,296)                             (7,943)
                                           ---------          ---------        --------          ----------
  Income before minority interests
    in income of consolidated joint
    ventures and provision for
    income taxes....................          42,337             47,010          (3,119)             86,228
Minority interests in income of
  consolidated joint ventures.......            (444)            (5,385)                             (5,829)
                                           ---------          ---------        --------          ----------
  Income before provision for income
    taxes...........................          41,893             41,625          (3,119)             80,399
Provision for income taxes..........         (16,173)                --         (16,950)(d)         (33,123)
                                           ---------          ---------        --------          ----------
Net income..........................       $  25,720          $  41,625        $(20,069)         $   47,276
                                           =========          =========        ========          ==========

Weighted average shares outstanding:
  Basic.............................          19,998                             20,139 (e)          40,137
  Diluted...........................          22,632                             20,139 (e)             N/A
Net income per share:
  Basic.............................       $    1.29                                             $     1.18
  Diluted(f)........................       $    1.28                                             $     1.18

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED DECEMBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    SCHULER HOMES       WESTERN PACIFIC
                                  NINE MONTHS ENDED    NINE MONTHS ENDED     PRO FORMA       SCHULER HOLDINGS
                                  DECEMBER 31, 2000    DECEMBER 31, 2000    ADJUSTMENTS         PRO FORMA
                                  ------------------   ------------------   -----------      ----------------
Revenues........................      $ 487,040            $ 366,052          $                 $ 853,092
Cost of sales...................       (371,147)            (293,924)                            (665,071)
                                      ---------            ---------          --------          ---------
  Gross profit..................        115,893               72,128                              188,021
Selling, general and
  administrative expenses.......        (55,619)             (37,777)                             (93,396)
Non-cash charge for impairment
  of long-lived assets(g).......        (36,398)                                                  (36,398)
Amortization of intangibles.....         (1,560)                (400)           (2,339)(c)         (4,299)
Interest and other income
  (expense), net................         (4,881)                (780)                              (5,661)
                                      ---------            ---------          --------          ---------
  Income before minority
    interests in income of
    consolidated joint ventures
    and provision for income
    taxes.......................         17,435               33,171            (2,339)            48,267
Minority interests in income of
  consolidated joint ventures...           (999)              (7,388)                              (8,387)
                                      ---------            ---------          --------          ---------
  Income before provision for
    income taxes................         16,436               25,783            (2,339)            39,880
Provision for income taxes......         (6,175)                  --           (10,499)(d)        (16,674)
                                      ---------            ---------          --------          ---------
Net income......................      $  10,261            $  25,783          $(12,838)         $  23,206
                                      =========            =========          ========          =========

Weighted average shares
  outstanding:
  Basic.........................         20,113                                 20,139 (e)         40,252
  Diluted.......................            N/A                                 20,139 (e)            N/A
Net income per share:
  Basic.........................      $    0.51                                                 $    0.58
  Diluted(f)....................      $    0.51                                                 $    0.58

------------------------

(a) Represents the adjustment to reflect the exchange of shares of Schuler Homes common stock for shares of our Class A common stock in connection with the merger of our subsidiary with Schuler Homes, which for accounting purposes is treated as a reorganization of Schuler Homes that is accounted for on a historical cost basis.

(b) Represents preliminary purchase adjustments to reflect the assets and liabilities of Western Pacific as if the reorganization, which for accounting purposes is treated as a merger of Western Pacific with Schuler Homes, had occurred on December 31, 2000. Actual purchase adjustments will be based on the assets and liabilities of Western Pacific at the time of the consummation of the reorganization in accordance with Accounting Principles Board Opinion No. 16. In addition, the historical net assets of Western Pacific will change by the amount of its net operating results from January 1, 2001 through the date of the completion of the reorganization.

    The recordation of the reorganization, which for accounting purposes is treated as a reorganization of Schuler Homes accounted for on a historical cost basis, and a merger of Western Pacific with Schuler Homes using purchase accounting is based upon the following estimated purchase price and related goodwill, assuming the historical cost of Western Pacific's assets and liabilities approximates their fair value:

(IN THOUSANDS, EXCEPT PER SHARE DATA)
-------------------------------------
Shares of Class B common stock..............................     20,139
Estimated fair market value per share.......................  $    8.08
                                                              ---------
Estimated purchase price....................................    162,723
Acquisition costs incurred as of December 31, 2000..........      3,350
Estimated remaining acquisition costs.......................      2,650
                                                              ---------
Total estimated purchase price and acquisition costs........    168,723
Less Western Pacific historical equity......................   (138,485)
Deferred income tax liability...............................      7,139
Tax distributions to Western Pacific owners.................     25,000
                                                              ---------
Excess of purchase price over net assets acquired
  (goodwill)................................................  $  62,377
                                                              =========

    The actual number of shares of our Class B common stock to be issued in connection with the reorganization will be equal to the number of shares of Schuler Homes common stock outstanding at the consummation of the reorganization. Of the 20,138,942 shares of our Class B common stock expected to be issued in connection with the reorganization, 18,753,521 are expected to be issued to WPH-Schuler and 1,385,421 are expected to be issued to Greenwood Properties Corp., an affiliate of Bankers Trust Company, one of Western Pacific's lenders. WPH-Schuler will hold all of the ownership interests of Western Pacific immediately prior to the reorganization and will receive shares of our Class B common stock as consideration for the contribution of the ownership interests of Western Pacific to us in connection with the reorganization. The estimated fair market value per share of the Class B common stock reflects a nominal discount to the average market price of the Schuler Homes common stock for several days before and after the announcement of the reorganization. The nominal discount is based on the different terms of our Class A and Class B common stock, as well as the trading restrictions on our Class B common stock. The shares of our Class B common stock to be issued to Greenwood Properties Corp. will be issued in connection with a loan agreement between Western Pacific and Bankers Trust Company for $35.0 million of subordinated notes. You should read the discussions under the heading "Management's Discussion and Analysis of Combined Financial Condition and Combined Results of Operations of Western Pacific--Liquidity and Capital Resources" and in the notes to the historical combined financial statements of Western Pacific for information about the terms of the loan agreement, the stock to be issued to Greenwood Properties Corp. and the related accounting treatment.

    The deferred income tax liability is related to the income tax effect of timing differences created as a result of the contribution to us of the ownership interests in Western Pacific that were previously held in limited partnerships and limited liability companies.

    Western Pacific, in accordance with the terms of its limited partnership agreements and its operating agreement, and its loan agreement with Bankers Trust Company, will make distributions to the Western Pacific owners and to Bankers Trust Company or one of its affiliates during the three months ended March 31, 2001 totaling $41.9 million based on an estimate by Western Pacific of its cumulative taxable income through March 31, 2001. A distribution of $13.0 million was made to the Western Pacific owners in February of 2001. These distributions, other than a distribution of $1.9 million made to Bankers Trust Company in December of 2000, were not declared before

    December 31, 2000 and therefore have not been recorded in Western Pacific's historical financial statements. If the reorganization had occurred on December 31, 2000 and the Western Pacific owners had elected to make a distribution, Western Pacific would have distributed $25.0 million on or before December 31, 2000 to the Western Pacific owners. Although not declared, the estimated liability of $25.0 million as of December 31, 2000 has been reflected in the pro forma financial statements.

(c) Represents amortization of the estimated excess of the purchase price over net assets acquired, or goodwill, on a straight-line basis over an estimated useful life of 20 years.

(d) Represents the pro forma effect on combined provision for income taxes resulting from the operations of Western Pacific and Schuler Homes, and other pro forma adjustments based on an effective tax rate for Western Pacific of 40.72% based on federal and California tax rates.

(e) Represents the exchange of shares of Schuler Homes common stock for shares of our Class A common stock and the issuance of 20,138,942 shares of our Class B common stock to the Western Pacific owners and Greenwood Properties Corp.

(f) Diluted net income per share for the year ended December 31, 1999 was computed by adding interest expense applicable to Schuler Homes' convertible subordinated debentures of $3.3 million for the year ended December 31, 1999 net of related income taxes, to net income. The computation of diluted net income per share for Schuler Homes for the nine months ended December 31, 2000 and the pro forma diluted net income per share for the year ended December 31, 1999 and nine months ended December 31, 2000 excludes the impact of the convertible subordinated debentures, since the effect would be antidilutive.

(g) In contemplation of the reorganization, Schuler Homes plans to increase its product offerings in Hawaii by adding projects in various areas of the Hawaiian islands, while reducing its investment in longer term land parcels in areas where it has a concentration of land. This change in strategy resulted in the recognition of a non-cash charge for impairment of long-lived assets of approximately $36.4 million, or $22.2 million after taxes, during the nine months ended December 31, 2000. This charge is a non-recurring item and is not indicative of future operating results.

(h) The Class A and Class B common stock have differing voting rights, including in regards to the election of directors. For further information, you should read the discussion regarding the terms of our Class A and Class B common stock included in Schuler Homes' proxy statement incorporated by reference as part of this prospectus.

         SELECTED HISTORICAL COMBINED FINANCIAL DATA OF WESTERN PACIFIC

    The following selected combined financial data of Western Pacific are derived from Western Pacific's combined financial statements and the related notes, and other financial data of Western Pacific included elsewhere in this document. These historical results are not necessarily indicative of the results to be expected in the future. You should read the section entitled "Management's Discussion and Analysis of Combined Financial Condition and Combined Results of Operations of Western Pacific" and the financial statements and the related notes to those statements included elsewhere in this document in conjunction with the information contained in this table.

                                                                                                  NINE MONTHS ENDED
                                                    YEAR ENDED MARCH 31,                            DECEMBER 31,
                                 ----------------------------------------------------------   -------------------------
                                   2000       1999       1998        1997          1996          2000          1999
                                 --------   --------   --------   -----------   -----------   -----------   -----------
                                                                  (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
COMBINED STATEMENT OF
  INCOME DATA:
  Revenues....................   $535,019   $423,313   $192,894     $78,687       $47,079      $366,052      $279,055
  Cost of sales...............    428,163    346,858    162,501      65,870        37,796       293,924       231,094
                                 --------   --------   --------     -------       -------      --------      --------
    Gross profit..............    106,856     76,455     30,393      12,817         9,283        72,128        47,961
  Selling, general and
    administrative expenses...     54,150     39,037     20,587      11,825         9,152        38,177        29,065
                                 --------   --------   --------     -------       -------      --------      --------
    Operating income(1).......     52,706     37,418      9,806         992           131        33,951        18,896
  Interest and other income
    (expense), net............     (5,696)    (6,648)        59           1           348          (780)       (3,786)
  Minority interests in income
    (loss) of consolidated
    joint ventures............     (5,385)   (10,479)    (2,312)        338            (8)       (7,388)       (3,799)
                                 --------   --------   --------     -------       -------      --------      --------
  Net income(2)...............   $ 41,625   $ 20,291   $  7,435     $ 1,331       $   471      $ 25,783      $ 11,311
                                 ========   ========   ========     =======       =======      ========      ========
SUMMARY COMBINED
  OPERATING DATA (UNAUDITED):
  New sales contracts
    (units)...................      1,766      1,525      1,184         534           335         1,649         1,132
  Homes closed (units)........      1,693      1,660        970         460           326         1,128           921
  Average sales price of homes
    closed....................   $    319   $    251   $    195     $   171       $   144      $    334      $    304
  Homes in backlog at end of
    period (units)............        451        378        381         167            93           972           589
  Aggregate sales value of
    backlog...................   $140,468   $119,070   $ 77,890     $32,218       $13,266      $341,032      $194,616
  Average sales price of homes
    in backlog................   $    311   $    315   $    204     $   193       $   143      $    351      $    330

                                                        AS OF MARCH 31,                             AS OF DECEMBER 31,
                                 -------------------------------------------------------------   -------------------------
                                   2000       1999        1998          1997          1996          2000          1999
                                 --------   --------   -----------   -----------   -----------   -----------   -----------
                                                       (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                                  (DOLLARS IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
  Cash and cash equivalents...   $ 36,652   $ 28,916    $ 11,891      $  4,807       $ 6,166      $ 40,093      $ 13,170
  Residential real estate
    projects under
    development...............    330,349    268,802     169,453       142,993        84,079       470,436       368,897
  Total assets................    394,938    309,451     183,703       149,798        92,508       540,184       399,452
  Revolving credit facility...     73,017     34,851      42,917        30,626         8,160       169,109       103,438
  Subordinated notes
    payable...................     35,000     34,855      24,180        23,843        23,231        35,000        35,000
  Other debt..................    103,990    115,128      51,882        44,713        23,547       120,305       131,909
  Total debt..................    212,007    184,834     118,979        99,182        54,938       324,414       270,347
  Minority interests..........      7,317     12,610       3,940         7,486         3,427         7,251         7,645
  Partners' capital...........    114,577     72,952      37,149        29,928        28,797       138,485        84,263

------------------------

(1) Operating income is defined as gross profit, or revenues less cost of sales, less selling, general and administrative expenses.

(2) Western Pacific consists of partnerships and limited liability companies. Each partner and member reflects its share of taxable income on a separate tax return. Accordingly, no provision for income taxes has been included in Western Pacific's combined financial statements.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF COMBINED FINANCIAL CONDITION
             AND COMBINED RESULTS OF OPERATIONS OF WESTERN PACIFIC

BACKGROUND

    Western Pacific was formed in December 1993 with the objective of taking advantage of the anticipated recovery of the residential real estate market in California. Western Pacific began operations in Orange County and the Inland Empire in 1993 and expanded its presence in southern California by entering Los Angeles County and San Diego County in 1995, and Ventura County in 1997.

    In 1996, the northern California housing market showed signs of strengthening. Focused on geographic diversification, Western Pacific began operations in northern California in 1996 in the East Bay area of San Francisco and entered San Jose in 1997. Western Pacific acquired Porter Homes in
April 1998, further expanding its presence in northern California.

    Western Pacific initially focused on building entry-level homes. As the California housing market began to strengthen, Western Pacific expanded its product line to include both first and second-time move up buyers in both its existing and new divisions. The expansion in product mix, as well as general increases in home prices, led to an increase in Western Pacific's average home price to $319,000 in fiscal 2000 compared to $144,000 in 1996.

RESULTS OF OPERATIONS

    NEW SALES CONTRACTS, HOMES CLOSED AND BACKLOG

    The table below sets forth operating statistics for Western Pacific's homebuilding operations. New sales contracts reflect homes sold for which Western Pacific has received cash deposits. Homes closed are homes that have been delivered to customers and are the basis of revenue recognition.

    Backlog is the number of homes subject to pending sales contracts, some of which are subject to contingencies, including mortgage loan approval, the sale of existing homes by customers and project approvals by the Department of Real Estate of the state of California. In the past, Western Pacific's backlog has been a reliable indicator of future closings, but Western Pacific cannot assure you that backlog will result in actual closings.

                                                                                                           NINE MONTHS
                                                                                                              ENDED
                                                                YEAR ENDED MARCH 31,                      DECEMBER 31,
                                                ----------------------------------------------------   -------------------
                                                  2000       1999       1998       1997       1996       2000       1999
                                                --------   --------   --------   --------   --------   --------   --------
NEW SALES CONTRACTS
  Orange County/Inland Empire.................     280        368        662       442        335         181        167
  Los Angeles/Ventura.........................     279        242        285        50         --         250        168
  San Diego...................................     487        277        216        42         --         487        308
  Bay Area....................................     224        158         21        --         --         295        149
  North Bay/Sacramento........................     496        480         --        --         --         436        340
                                                 -----      -----      -----       ---        ---       -----      -----
    Total Sales...............................   1,766      1,525      1,184       534        335       1,649      1,132
                                                 =====      =====      =====       ===        ===       =====      =====
HOMES CLOSED
  Orange County/Inland Empire.................     273        531        575       398        326         179        165
  Los Angeles/Ventura.........................     302        231        237        27         --         217        145
  San Diego...................................     398        284        155        35         --         299        190
  Bay Area....................................     216        133          3        --         --         111         78
  North Bay/Sacramento........................     504        481         --        --         --         322        343
                                                 -----      -----      -----       ---        ---       -----      -----
    Total Closings............................   1,693      1,660        970       460        326       1,128        921
                                                 =====      =====      =====       ===        ===       =====      =====

                                                                                                           NINE MONTHS
                                                                                                              ENDED
                                                                YEAR ENDED MARCH 31,                      DECEMBER 31,
                                                ----------------------------------------------------   -------------------
                                                  2000       1999       1998       1997       1996       2000       1999
                                                --------   --------   --------   --------   --------   --------   --------
HOMES IN BACKLOG AT END OF PERIOD
  Orange County/Inland Empire.................      68         61        224       137         93          70         63
  Los Angeles/Ventura.........................      59         82         71        23         --          92        105
  San Diego...................................     150         61         68         7         --         338        179
  Bay Area....................................      51         43         18        --         --         235        114
  North Bay/Sacramento........................     123        131         --(1)     --         --         237        128
                                                 -----      -----      -----       ---        ---       -----      -----
    Total Backlog.............................     451        378        381       167         93         972        589
                                                 =====      =====      =====       ===        ===       =====      =====

------------------------

(1) Excludes the 132 homes in sales backlog of Porter Homes as of March 31, 1998 as the effective date of the acquisition of Porter Homes was April 1, 1998.

    NINE MONTHS ENDED DECEMBER 31, 2000 COMPARED TO THE NINE MONTHS ENDED
     DECEMBER 31, 1999

    Western Pacific reported revenues of $366.1 million for the nine months ended December 31, 2000, representing a 31.2% increase from revenues of $279.1 million for the nine months ended December 31, 1999. Western Pacific delivered 1,128 homes in the nine months ended December 31, 2000, an increase of 22.5% from the 921 homes delivered in the nine months ended December 31, 1999. The increase in revenues is primarily attributable to the increase in the number of homes delivered as a result of increased operations as Western Pacific had 37 active communities as of December 31, 2000, compared to 29 active communities as of December 31, 1999. New sales contracts received in the nine months ended December 31, 2000 increased to 1,649, an increase of 45.7% compared to the 1,132 new sales contracts received in the nine months ended December 31, 1999. As of December 31, 2000, Western Pacific had 972 homes in backlog with an aggregate sales value of $341.0 million, compared to 589 homes in backlog with an aggregate sales value of $194.6 million as of December 31, 1999, an increase in aggregate sales value of 75.2%.

    Gross profit increased to $72.1 million for the nine months ended
December 31, 2000, from $48.0 million for the nine months ended December 31, 1999. The increase in gross profit is primarily attributable to increased revenues due to the increase in the number of homes delivered in the nine months ended December 31, 2000. Gross profit margin increased to 19.7% of revenues for the nine months ended December 31, 2000, compared to 17.2% for the nine months ended December 31, 1999. Interest included in cost of sales was $18.8 million for the nine months ended December 31, 2000, compared to $15.6 million for the nine months ended December 31, 1999. The increase in interest included in cost of sales reflects a decrease in interest costs as a percentage of revenues to 5.2% for the nine months ended December 31, 2000 from 5.6% for the nine months ended December 31, 1999.

    Selling, general and administrative expenses increased to $38.2 million for the nine months ended December 31, 2000, compared to $29.2 million for the nine months ended December 31, 1999. The increase in selling, general and administrative expense is primarily attributable to future increased operating activity. Selling, general and administrative expense remained consistent at 10.4% of revenues for the nine months ended December 31, 2000 and 1999.

    Interest incurred for the nine months ended December 31, 2000 was $27.4 million, all of which was capitalized to real estate inventories, compared to $19.7 million of interest incurred for the nine months ended December 31, 1999, all of which was also capitalized. The increase in interest incurred resulted from increased inventory and debt levels to accommodate the expanded level of operations.

    Lenders' profit participation, which is included in interest expense, decreased to $2.0 million for the nine months ended December 31, 2000, compared to $4.1 million for the nine months ended

December 31, 1999. One hundred eighty-eight homes were delivered in projects financed with participating debt in the nine months ended December 31, 2000, compared to 208 deliveries from such projects in the nine months ended
December 31, 1999. The number of lots owned by projects financed with participating debt as of December 31, 2000 was 511, compared to 834 lots owned by projects financed with participating debt as of December 31, 1999. Minority interests in income from consolidated joint ventures was $7.4 million for the nine months ended December 31, 2000, compared to $3.8 million for the nine months ended December 31, 1999. One hundred six homes were delivered in projects developed by consolidated joint ventures in the nine months ended December 31, 2000, compared to 199 homes delivered in projects developed by joint ventures in the nine months ended December 31, 1999. For projects developed by consolidated joint ventures, the average sales price increased to $421,000 for the nine months ended December 31, 2000 from $290,000 for the nine months ended
December 31, 1999. Similarly, gross profit from projects developed by consolidated joint ventures increased to 35.9% for the nine months ended December 31, 2000 from 20.8% for the nine months ended December 31, 1999. The number of lots owned by projects developed by joint ventures as of December 31, 2000 was 280, compared to 577 as of December 31, 1999.

    Net income increased to $25.8 million for the nine months ended
December 31, 2000, compared to $11.3 million for the nine months ended
December 31, 1999. The increase in net income is primarily attributable to the increase in revenues resulting from an increase in the number of homes delivered in the nine months ended December 31, 2000, compared to the number of homes delivered in the nine months ended December 31, 1999.

    YEAR ENDED MARCH 31, 2000 COMPARED TO THE YEAR ENDED MARCH 31, 1999

    Western Pacific reported revenues of $535.0 million for the year ended
March 31, 2000, representing a 26.4% increase over revenues of $423.3 million for the year ended March 31, 1999. Western Pacific delivered 1,693 homes in the year ended March 31, 2000, an increase of 2.0% over the 1,660 homes delivered in the year ended March 31, 1999. The increase in revenues is primarily attributable to a broadening of Western Pacific's product offering and a related increase in the average sales price of homes closed to $319,000 for the year ended March 31, 2000 compared to $251,000 for the year ended March 31, 1999, as well as an increase in the number of homes delivered as Western Pacific continued its geographic expansion efforts. The results include revenues of $10.5 million in the year ended March 31, 2000 and $5.9 million in the year ended March 31, 1999 from land sales. New sales contracts received in the year ended March 31, 2000 increased to 1,766, an increase of 15.8% compared to the 1,525 new sales contracts received in the year ended March 31, 1999. As of March 31, 2000, Western Pacific had 451 homes in backlog with an aggregate sales value of $140.5 million, compared to 378 homes in backlog with an aggregate sales value of $119.1 million as of March 31, 1999, an increase in aggregate sales value of 18.0%.

    Gross profit increased to $106.9 million for the year ended March 31, 2000, compared to $76.5 million in the year ended March 31, 1999. The increase in gross profit is primarily attributable to substantially increased revenues. Gross profit margin increased to 20.0% of revenues for the year ended March 31, 2000, compared to 18.1% for the year ended March 31, 1999. The increase in the gross profit margin is primarily attributable to lower interest expense and improvements in the average sales prices for Western Pacific's homes as the California market has improved. Interest included in cost of sales was $26.6 million for the year ended March, 31, 2000, compared to $22.6 million for the year ended March 31, 1999. The increase in interest included in cost of sales reflects an increase in total revenues, offset by a decrease in interest costs as a percentage of revenues to 5.0% for the year ended March 31, 2000, from 5.3% for the year ended March 31, 1999. The decrease in interest costs as a percentage of revenues results from decreasing debt leverage and increased borrowing under Western Pacific's revolving credit facility.

    Selling, general and administrative expense increased to $54.2 million for the year ended March 31, 2000, compared to $39.0 million for the year ended March 31, 1999. The increase in selling, general and administrative expense is primarily attributable to an increased level of operations. Selling, general and administrative expense increased to 10.1% of revenues for the year ended
March 31, 2000, compared to 9.2% for the year ended March 31, 1999.

    Interest incurred for the year ended March 31, 2000 was $29.5 million, all of which was capitalized to real estate inventories, compared to $24.6 million of interest incurred for the year ended March 31, 1999, all of which was also capitalized. The increase in interest incurred resulted from increased inventory and debt levels to accommodate the expanded levels of operations.

    Lenders' profit participation, which is included in interest expense, decreased to $5.8 million for the year ended March 31, 2000, compared to $6.6 million for the year ended March 31, 1999. Four hundred forty-five homes were delivered in projects financed with participating debt in the year ended March 31, 2000, compared to 518 homes delivered from projects financed with participating debt in the year ended March 31, 1999. Minority interests in income from consolidated joint ventures was $5.4 million for the year ended March 31, 2000, compared to $10.5 million for the year ended March 31, 1999. Two hundred eighty-three homes were delivered in projects developed by consolidated joint ventures for the year ended March 31, 2000, compared to 507 homes delivered from projects developed by consolidated joint ventures in the year ended March 31, 1999.

    Net income increased to $41.6 million for the year ended March 31, 2000, compared to $20.3 million for the year ended March 31, 1999. The increase in net income is primarily attributable to the increase in gross margin percentage and the increase in the number of homes delivered and average sales price and the resulting increase in revenues.

    YEAR ENDED MARCH 31, 1999 COMPARED TO THE YEAR ENDED MARCH 31, 1998

    Western Pacific reported revenues of $423.3 million for the year ended
March 31, 1999, representing a 119.5% increase over revenues of $192.9 million for the year ended March 31, 1998. Western Pacific delivered 1,660 homes in the year ended March 31, 1999, an increase of 71.1% over the 970 homes delivered in the year ended March 31, 1998. The increase in revenues is primarily attributable to a broadening of Western Pacific's product offering and related increase in the average sales price of homes closed to $251,000 for the year ended March 31, 1999 from $195,000 for the year ended March 31, 1998, as well as an increase in the number of homes delivered as Western Pacific continued its geographic expansion efforts. The results for the years ended March 31, 1999 and March 31, 1998 include revenues of $5.9 million in the year ended March 31, 1999 and $4.0 million in the year ended March 31, 1998 from land sales. New sales contracts received in the year ended March 31, 1999 increased to 1,525, an increase of 28.8% compared to the 1,184 new sales contracts received in the year ended March 31, 1998. As of March 31, 1999, Western Pacific had 378 homes in backlog with an aggregate sales value of $119.1 million, compared to 381 homes in backlog with an aggregate sales value of $77.9 million as of March 31, 1998, an increase in aggregate sales value of 52.9%.

    Gross profit increased to $76.5 million for the year ended March 31, 1999, compared to $30.4 million for the year ended March 31, 1999. The increase in gross profit is primarily attributed to substantially increased revenues. Gross profit margin increased to 18.1% of revenues for the year ended March 31, 1999, compared to 15.8% for the year ended March 31, 1998. The increase in gross profit margin is primarily attributable to lower interest expense and increases in the average sales prices for Western Pacific's homes as the California market has improved. Interest included in cost of sales was $22.6 million for the year ended March 31, 1999, compared to $13.9 million for the year ended March 31, 1998. The increase in interest included in costs of sales reflects an increase in total revenues, offset by a decrease in interest costs as a percentage of revenues to 5.3% for the year ended March 31,

1999, from 7.2% for the year ended March 31, 1998. The decrease in interest costs as a percentage of revenues is primarily attributable to deliveries of homes in newer, more profitable communities and the phase-out of older, slower selling communities.

    Selling, general and administrative expense increased to $39.0 million for the year ended March 31, 1999, compared to $20.6 million for the year ended March 31, 1998. The increase in selling, general and administrative expense is primarily attributable to increased operations. Selling, general and administrative expenses as a percentage of revenues decreased to 9.2% for the year ended March 31, 1999, compared to 10.7% for the year ended March 31, 1998.

    Interest incurred for the year ended March 31, 1999 was $24.6 million, all of which was capitalized to real estate inventories, compared to $18.1 million of incurred for the year ended March 31, 1998, all of which was also capitalized. The increase in interest incurred resulted from increased inventory and debt levels to accommodate the expanded level of operations.

    Lenders' profit participation, which is included in interest expense, increased to $6.6 million for the year ended March 31, 1999, compared to $546,000 for the year ended March 31, 1998. Five hundred eighteen homes were delivered in projects financed with participating debt in the year ended
March 31, 1999, compared to 190 homes delivered in projects financed with participating debt in the year ended March 31, 1998. Minority interests in income from consolidated joint ventures was $10.5 million for the year ended March 31, 1999, compared to $2.3 million for the year ended March 31, 1998. Five hundred seven homes were delivered in projects developed by joint ventures in the year ended March 31, 1999, compared to 145 homes delivered in projects developed by joint ventures in the year ended March 31, 1998.

    Net income increased to $20.3 million for the year ended March 31, 1999, compared to $7.4 million for the year ended March 31, 1998. The increase in net income is primarily attributable to an increase in gross margin percentage and to an increase in the number of homes delivered and average sales prices in the year ended March 31, 1999 and the resulting increase in revenues, as well as an overall reduction in selling, general and administrative expense as a percentage of revenue.

LIQUIDITY AND CAPITAL RESOURCES

    Western Pacific requires funding for the acquisition, development, construction and marketing of its residential projects. Historically, these activities have been financed through bank debt, including revolving credit lines and project specific construction loans, senior unsecured notes, project-specific participating debt, financial joint ventures and partners' capital contributions.

    In September 1998, Western Pacific entered into a credit facility which, as amended, provides for aggregate borrowing by Western Pacific to up to $220.0 million. The credit facility is due June 2002 and bears interest at LIBOR plus 2.50% or 2.75%, depending on specific conditions, or prime rate plus 0.5% at the option of Western Pacific. Western Pacific may extend the new credit facility to June 2003 as long as Western Pacific is in compliance with the terms of the credit facility. Borrowings under the credit facility were $169.1 million as of December 31, 2000. The credit facility is secured by the real estate inventory financed by the proceeds of borrowings and contains financial covenants which require Western Pacific to maintain a minimum net worth and interest coverage ratio and meet liquidity tests. In addition, the credit facility restricts Western Pacific's ability to invest in joint ventures and participating debt transactions, make cash distributions and changes in management, incur additional debt and change its inventory levels.

    In June 1995, Western Pacific entered into a loan agreement for subordinated notes payable of $25.0 million with Bankers Trust Company. Proceeds from the notes were used for general corporate and project level purposes. The notes are subordinated to the credit facility and project-specific financing and secured by pledges of the ownership interests in some of Western Pacific's operating entities. The notes were issued at a discount to yield interest at approximately 16.5% per annum through the initial maturity date of June 1999. In May 1998, Western Pacific borrowed an additional $10.0 million at an interest rate of 11.5%. The maturity date has been extended through July 2003. Monthly principal payments of $1.0 million commenced in January 2001.

    Under the loan agreement, as amended, upon the occurrence of a capital transaction, Bankers Trust Company is entitled to additional consideration in the form of a lump-sum additional interest payment equal to 7.5% of the value of Western Pacific, after a reduction to the value of Western Pacific of approximately $15.0 million. If a capital transaction does not occur before the maturity date of the subordinated notes, or if there is a default under the loan agreement, Bankers Trust Company would be entitled to additional consideration equal to the greater of $5.0 million or 7.5% of the value of Western Pacific, after a reduction to the value of Western Pacific of approximately
$15.0 million. Bankers Trust Company intends to assign its right to receive the additional interest to one of its affiliates, Greenwood Properties Corp.

    To grow its operations and reduce financial risk, Western Pacific obtained project specific construction loans and entered into participating debt agreements and financial joint ventures to fund the acquisition and development of some of its residential projects. Generally, under these agreements, Western Pacific serves as a manager for land development, construction and sale of the homes.

    The construction loans generally bear interest at rates from prime plus 0.25% to 1.0%, are secured by a first trust deed on the property financed and are partially guaranteed by Western Pacific Housing Development, one of three entities that comprise Western Pacific.

    The participating debt financing bears interest between prime plus 2.0% and a fixed rate of 20.0%, is secured by the ownership interest in the project financed and has a priority claim against project cash flows. During the last four fiscal years, Western Pacific financed 14 projects involving the acquisition of 1,640 lots using a combination of participating debt and project-specific construction loans. As of December 31, 2000, Western Pacific had eight projects remaining with 511 lots to be delivered that had been financed using participating debt.

    Under participating debt agreements, the lender receives accrued interest on the participating loan balance and a share of residual project profits. Western Pacific receives a return on its invested capital, a management fee and the remaining share of project profits.

    In the year ended March 31, 1999, a financial joint venture was established to develop a 314-unit project in conjunction with project specific construction loans. The joint venture partner is entitled to a priority return of its capital investment, a preferred return on its investment and a share of project profits.

    In conjunction with the acquisition of Porter Homes in April 1998, Western Pacific assumed Porters Homes' obligations with respect to project-specific financing and became the general partner in four existing limited partnerships with outside investors for five projects totaling 783 building lots. The investors and Western Pacific each receive a preferred return, return of the capital and a share of partnership profits. As of December 31, 2000, there were 79 lots remaining to be delivered in two projects.

    The use of joint ventures and participating debt financing allowed Western Pacific to substantially increase its level of operations and achieve its operating results. It is anticipated that a number of homes will be delivered during the next three fiscal years from projects financed by joint ventures and participating debt agreements and that profits will be distributed to joint venture partners and participating debt lenders.

    Western Pacific's management believes that cash on hand, cash generated from operations and funds available under its revolving credit facilities, project specific loans and participating debt and joint venture financing arrangements will be sufficient to meet Western Pacific's land acquisition, working capital and capital expenditure requirements for at least the next year.

SEASONALITY AND VARIABILITY OF RESULTS

    The homebuilding industry experiences significant seasonality and quarter to quarter variability in homebuilding activity levels. Under current market conditions, sales results vary based on the number of open communities. Homes closed usually trails home sales by three to six months. At present, Western Pacific believes that its operating results may not reflect the total impact of industry seasonality due to the distortion brought about by its rapid growth and ability to bring new products to market even in quarters that have historically been slower. However, Western Pacific anticipates that seasonality may have a greater impact on future operating cycles as growth rates begin to stabilize.

RAW MATERIALS

    Generally, the materials that Western Pacific uses in its homebuilding operations are standard items carried by major suppliers. Increases in the costs of building materials, particularly lumber, land development activities and subcontracted labor may affect future gross margins to the extent that market conditions prevent the recovery of increased costs through higher sales prices. Western Pacific generally takes orders for homes that are already under construction or for which Western Pacific can contract for materials and labor at a fixed price during the anticipated construction period. This allows Western Pacific to minimize the risks associated with increases in building material and labor costs between the time construction begins on a home and the time it is delivered to Western Pacific's customer. Although Western Pacific did not experience any significant shortages in the availability of building materials or labor through December 31, 2000, Western Pacific may experience shortages and delays in the future which may result in delays in the delivery of homes under construction, reduced gross margins or both.

INFLATION AND INTEREST RATES

    The residential homebuilding industry is affected by changes in general economic factors, particularly by interest rates and the impact of inflation. Inflation can adversely affect the rates on funds that Western Pacific borrows and the affordability of permanent mortgage financing available to Western Pacific's prospective customers. Increased construction costs and rising interest rates, as well as increased material costs, may reduce gross margins in the short-term; however, Western Pacific attempts to recover increased costs by increasing sales prices without reducing sales volume. Inflation has not had a significant adverse effect on Western Pacific's results of operations. However, there can be no assurance that inflation will not have a material adverse impact on its future results of operations. When analyzing the purchase of land, Western Pacific does not assume any inflation in home sales prices.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Western Pacific's exposure to market risk for changes in interest rates relates primarily to its current and future debt obligations, specifically its notes payable and participating debt arrangements where interest rates are variable based upon bank reference or prime rates. Western Pacific had a total outstanding balance of $143.4 million as of March 31, 2000 and $259.0 million as of December 31, 2000 under its variable rate notes payable and participating debt arrangements. Based on these amounts outstanding, if interest rates were to increase by 100 basis points, the estimated impact on Western Pacific would be to increase interest costs by approximately $1.6 million for the year ended March 31, 2000 and for the nine months ended December 31, 2000. All of the increase in interest costs would be capitalized to real estate. Approximately $1.2 million would be amortized to cost of sales and reduce net income as unit closings occur during the year ended March 31, 2000 and approximately
$0.8 million would be amortized to cost of sales and reduce net income as unit closings occur during the nine months ended December 31, 2000.

                       INFORMATION ABOUT WESTERN PACIFIC

BUSINESS

    Western Pacific is a California homebuilder that designs, constructs, markets and sells single-family homes designed for a broad range of entry level and move-up home buyers. Since its inception in 1993, Western Pacific has grown to be the sixth largest builder of new homes in California in terms of the number of units delivered. Its business is geographically diversified within each of the major metropolitan markets in California. In southern California, Western Pacific has operations in Orange County, Los Angeles County, San Diego County, Ventura County, Riverside County and San Bernardino County. In northern California, Western Pacific operates in the markets in and around the San Francisco Bay area, San Jose and Sacramento. As of December 31, 2000, Western Pacific was actively selling homes in 37 communities with a sales backlog of 972 homes sold and yet to be delivered, representing $341.0 million in aggregate future sales value. Western Pacific currently offers homes with base sales prices from $141,000 to $941,000. During the year ended March 31, 2000, Western Pacific closed 1,693 home sales with an average price of $319,000. For the year ended March 31, 2000, Western Pacific generated revenues of $535.0 million and net income of $41.6 million.

BUSINESS STRATEGY

    Western Pacific believes its rapid growth and prospects for future success are attributable, in part, to the following elements of its business strategy:

    - EXPAND IN EXISTING AND NEW MARKETS. Over the past five years, Western Pacific has significantly expanded its operations in four major metropolitan markets in southern and northern California through start-up operations and through its acquisition of Porter Homes in northern California in April 1998. Western Pacific intends to continue to seek expansion and acquisition opportunities in its existing markets within California, and may evaluate acquisition opportunities in new markets that combine attractive residential projects and management with local market expertise.

    - DIVERSIFY GEOGRAPHICALLY IN NEW MARKETS. Western Pacific has expanded its business to achieve a significant local presence in each market in which it operates. By having diverse operations in California, Western Pacific believes it can minimize market and other risks associated with operating within any one particular locality while capitalizing on its knowledge of the California market. Western Pacific intends to continue to expand its operations in new markets where building conditions are favorable.

    - OFFER A BROAD SELECTION OF HOMES. Western Pacific designs its homes to appeal to a wide variety of housing needs and price ranges in order to serve a broad range of customers. Western Pacific has broadened its product offering from targeting the entry-level home buyer to providing homes from the entry-level to the first-time and second-time move-up home buyer. Western Pacific intends to continue to offer a broad selection of homes to mitigate any downturns in any one home buyer market segment.

    - MAINTAIN CONSERVATIVE LAND ACQUISITION POLICIES. Western Pacific recognizes that there are substantial risks in the acquisition and development of land. As a result, Western Pacific maintains a conservative land acquisition policy designed to optimize profitability and return on capital while minimizing the risks associated with investment in land.

WESTERN PACIFIC'S OPERATIONS

    Western Pacific's homebuilding operations are presently conducted through five divisions, including the Orange County/Inland Empire, San Diego, Los Angeles/Ventura, Bay Area and North Bay/ Sacramento divisions. Each division is managed by a Division President who reports to Western

Pacific's President and is responsible for operations within a prescribed geographical area including project identification, product design, construction, marketing and customer service. The decisions regarding selection of parcels of land for purchase and development are made in conjunction with the senior executives at the corporate level.

    The table below sets forth selected information for each of Western Pacific's divisions and for Western Pacific as a whole for the period indicated.

                                                                           AS OF DECEMBER 31, 2000
                                                               ------------------------------------------------
                                  YEAR ENDED MARCH 31, 2000    NUMBER OF    NUMBER OF
                                  --------------------------   PROJECTS    NEW PROJECTS   HOME SITES
                                    HOMES      AVERAGE HOME    IN SALES       UNDER        OWNED OR
                                  DELIVERED    SELLING PRICE     STAGE     DEVELOPMENT    CONTROLLED   BACKLOG
                                  ----------   -------------   ---------   ------------   ----------   --------
Orange County/Inland Empire....        273        $234,000         5             5           1,508        70
San Diego......................        398         328,000         9             9           2,386       338
Los Angeles/Ventura County.....        302         436,000         7             7           2,096        92
Bay Area.......................        216         415,000         8             8           1,392       235
North Bay......................        504         247,000         8             8           2,623       237
                                     -----                        --            --          ------       ---
  Total........................      1,693         319,000        37            37          10,005       972
                                     =====                        ==            ==          ======       ===

LAND POSITION AND ACQUISITION POLICIES

    Western Pacific maintains a conservative land acquisition policy designed to optimize profitability and return on capital while minimizing the risks associated with investment in land. Western Pacific generally limits the number of lots acquired for a specific project so that its initial production schedule typically does not exceed three years. Western Pacific considers a number of factors in evaluating the size of an investment, including:

    - the cost of a finished lot

    - the number and size of competitive projects in the surrounding area

    - the demographics of the market

    Western Pacific has been able to gain control of a large number of building lots through a strategy of placing properties under contract with a nominal deposit and completing the entitlement process before acquiring the property. Western Pacific's policy is that land can be purchased only with the prior approval of both its chief executive officer and its president. Western Pacific utilizes outside architects and consultants, under close supervision, to help review its acquisitions and design its products. Homebuilders in California generally have the right to obtain building permits with respect to entitled land upon compliance with conditions that are usually within the builder's control.

    Western Pacific seeks to mitigate the risks involved in land purchases by:

    - undertaking an extensive feasibility process prior to acquisition, including studies covering all pertinent aspects of development such as title, zoning, soil and seismic characteristics, environmental conditions, marketing studies including competition and buyer profiles, public facility assessments such as schools, shopping and transportation access, projected profitability, cash requirements and assessment of regulatory risk and other factors

    - only purchasing land which has already been entitled

    - limiting the number of lots acquired for a residential project so that the initial production schedule typically does not exceed three years

    - limiting the size of its investment in any one residential project in order to enhance its ability to adjust to changing home buyer needs and reduce the risks associated with changing market conditions; Western Pacific considers a number of factors in evaluating the size of an investment, including the cost of a finished lot, the number and size of competitive projects in the surrounding area and the demographics of the market

    - controlling future building lots when possible by placing properties under contract with a nominal deposit and completing the entitlement process before acquiring the property

    The following table sets forth the number of lots controlled by Western Pacific as of December 31, 2000:

                                                      LOTS     LOTS UNDER
                                                     OWNED     CONTRACT(1)    TOTAL
                                                    --------   -----------   --------
Orange County/Inland Empire.......................     697          811        1,508
San Diego.........................................     900        1,486        2,386
Los Angeles/Ventura...............................     572        1,524        2,096
Bay Area..........................................     741          651        1,392
North Bay.........................................   1,148        1,475        2,623
                                                     -----        -----       ------
  Total...........................................   4,058        5,947       10,005
                                                     =====        =====       ======

------------------------

(1) Lots under contract include properties for which Western Pacific has entered into contractual relationships including non-binding letters of intent, binding purchase agreements with customary conditions precedent, as well as option agreements and other arrangements. Western Pacific cannot assure you that it will acquire all of these properties.

PRODUCT LINES

    Western Pacific initially focused on the development and construction of entry level housing. In conjunction with its geographic expansion, Western Pacific has also expanded its product lines to serve the first-time and second-time move-up buyer. Western Pacific's homes now range in size from approximately 900 square feet to over 5,300 square feet and have base sales prices ranging from $141,000 to $941,000. The shift in product offering, as well as improved market conditions, has led to an increase in the average price of the homes that Western Pacific has delivered from $144,000 for the year ended March 31, 1996 to $319,000 for the year ended March 31, 2000. The average price of the homes in Western Pacific's backlog was $351,000 as of December 31, 2000.

    Generally, Western Pacific determines the type of product, specification level, project amenities and pricing before completing the land acquisition process. Home designs are typically accomplished through the use of outside architectural firms and are specific to each of Western Pacific's communities. Homes in each residential project are specifically designed to meet local buyer preferences and to be competitive within the marketplace. In designing homes Western Pacific also takes into account new homes being offered by other homebuilders and homes available in the resale market.

    Western Pacific generally offers homes of three or four distinctive designs and floor plan layouts with a range of sizes within targeted price points in each of its communities. In addition, a variety of exterior and interior options are available to allow customers the opportunity to enhance their home purchase and tailor the home to their particular lifestyle needs.

CONSTRUCTION

    Western Pacific acts as the general contractor for the construction of its projects, and its division personnel control its project development operations. Western Pacific's employees supervise the construction of each project, coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and assure compliance with zoning and building codes. Western Pacific specifies that quality, durable materials be used in the construction of each of its homes. Western Pacific's subcontractors follow design plans prepared by outside architects and engineers who are retained by Western Pacific and whose designs are geared to the local market. Subcontractors typically are retained on a project-by-project basis to complete construction at a fixed price. Western Pacific generally enters into agreements with subcontractors and materials suppliers after competitive bidding. Western Pacific does not have any long-term contractual commitments with any of its subcontractors or suppliers. In connection with the competitive bid process, Western Pacific obtains information from prospective subcontractors and vendors with respect to their financial condition and ability to perform their agreements with Western Pacific. Western Pacific does not maintain significant inventories of construction materials except for materials currently being utilized for homes under construction. Western Pacific has numerous suppliers of the raw materials and services used in its business, and these materials and services have been and continue to be available. Material prices may fluctuate due to various factors, including demand or supply shortages which may be beyond the control of Western Pacific or its vendors. Western Pacific believes that its relationships with its suppliers and subcontractors are good.

    Construction time for Western Pacific's homes depends on the availability of labor, materials and supplies, product type, location and governmental approvals and inspections. Homes are designed to promote efficient use of space and materials, and to minimize construction costs and time. Construction of a home historically has been completed within four to eight months following commencement of construction.

MARKETING AND SALES

    Western Pacific views the creation and maintenance of a strong brand image as a key marketing strategy. Initial branding efforts focused on defining Western Pacific relative to better known and larger companies. As Western Pacific has grown, its marketing efforts have focused on anticipating and responding to consumer concerns and enhancing customer satisfaction. Western Pacific believes that its brand name is strengthened and reinforced through a strategic corporate advertising campaign that integrates print, point-of-purchase, web site design and collateral materials. Western Pacific established its web site, "www.westernpacifichousing.com," in 1997.

    To enhance the selling process, Western Pacific operates design centers in all of its divisions. The design centers are staffed with interior design specialists who assist customers in selecting interior and exterior colors as well as standard options and upgrades. The decorating centers provide full-sized samples, vignettes and computer-aided graphics. Management believes that design centers reduce customer anxiety in the decorating and selection process, significantly contribute to customer satisfaction and provide opportunities to enhance revenues and gross margins.

    Generally, three to four model homes are built and decorated at each project to display design features. Model homes play a key role in helping buyers understand the efficiencies and value provided by each plan type. Western Pacific personnel, along with subcontracted marketing and design consultants, seek to design exteriors and interiors of each home to coincide with the lifestyles of the targeted buyers. Various plan types and elevations are utilized to provide a more varied scene of "customization" for the buyers.

    Western Pacific sells its homes primarily through its commissioned sales representatives, who work from sales offices located at the model homes in each community, as well as through independent real estate brokers. Western Pacific is focused on the development of its salespeople, whom buyers are likely to interact with during the purchase and construction of their new home, and typically seek to use the same salespeople on successive communities. Western Pacific believes that providing ongoing employment and development of its salespeople results in a more motivated sales force that is knowledgeable with respect to Western Pacific's operating policies and products. Sales representatives assist potential buyers by providing them with the basic floor plans, price information, development and construction timetables, information with respect to financing alternatives, tours of model homes and the selection of options. Sales representatives receive training from Western Pacific and attend weekly meetings to be updated on the availability of financing, construction schedules and marketing and advertising plans.

    Western Pacific's homes are typically sold under sales contracts, which are usually accompanied by a cash deposit. Sales contracts are usually subject to certain contingencies, such as the buyer's ability to qualify for financing or sell an existing home. Before entering into sales contracts, Western Pacific generally requests its mortgage lenders to pre-qualify its customers. If the sale of an existing home is a condition to a customer's purchase of a new home, Western Pacific generally requires that a listing agreement exist with respect to the customer's existing home and retains the right to sell the home, subject to a 72 hour notice to its customer to enable the customer to remove the contingency, if possible. Purchasers are permitted to cancel sales contracts if they are not satisfied with required disclosures, fail to qualify for financing or are unable to sell their existing home and under other circumstances, such as Western Pacific's failure to obtain requisite approvals from the California Department of Real Estate. Western Pacific believes its cancellation rates are comparable to those experienced by other homebuilders. Western Pacific has implemented an escrow tracking system that enables Western Pacific to track the progress of a unit from its sale to ultimate closing. This system provides Western Pacific with on early warning of buyer contingencies, such as obtaining mortgage commitments, that could delay or impede a buyer's closing.

CUSTOMER FINANCING

    Western Pacific seeks to assist its home buyers in obtaining financing and better control of the delivery process through its own on-site mortgage lender operating in northern California, as well as relationships with independent mortgage lenders. Western Pacific acts as a conduit to third-party lenders through these mortgage lenders and takes no funding or interest rate risk.

    Substantially all home buyers utilize long-term mortgage financing to purchase a home and mortgage lenders will usually make loans only to qualified borrowers. Based on the sales price of Western Pacific's homes, a portion of its home buyers qualify for financing through the FHA and VA, which reduces closing costs and typically requires smaller down payments and more lenient qualifying standards than financing through conventional mortgage programs. Both of these programs make it easier for buyers to acquire a home and facilitate sales of Western Pacific's entry-level homes.

CUSTOMER SERVICE AND QUALITY ASSURANCE

    Western Pacific makes the quality of its homes a top priority throughout its divisional structure and the operation of its communities. Western Pacific believes it offers a process which provides a positive atmosphere for each customer throughout the pre-sale, sale, building, closing and post-closing periods. Western Pacific believes the participation of the sales representatives, on-site construction supervisor and the post-closing customer service personnel, working as a team, helps Western Pacific build a reputation for quality service and higher customer retention and referrals.

    Home buyers are provided with a limited warranty program which, in general, provides for a one-year warranty on building materials, appliances and workmanship and a ten-year statutory warranty with respect to structural defects. Western Pacific believes such warranties are competitive necessities, and strives to conduct business with only those suppliers and subcontractors who provide similar warranties to Western Pacific. Western Pacific has no history of direct warranty payments. Rather, Western Pacific includes costs related to its warranty program in the cost of sales. The costs arise in three ways. Western Pacific requires liability insurance from all of its subcontractors, who repair defects until their obligations end. Western Pacific maintains a customer assurance group within each division to oversee maintenance and repair obligations. Western Pacific refers claims not covered by the subcontractor's insurance and beyond the scope of its customer assurance group to its general liability insurer. Thus Western Pacific does not make direct payments under warranties to homeowners; instead, Western Pacific hires only subcontractors who carry liability insurance, maintains a customer service staff and carries general liability insurance.

INFORMATION SYSTEMS

    Western Pacific has implemented an integrated accounting system adapted from a software package recognized by the homebuilding industry and used by other regional and national homebuilders. Western Pacific uses other specialized software packages for specific applications that include project feasibility analysis, tracking construction scheduling and sales activities. Western Pacific's management information systems have the capacity to support substantially larger volumes of activity than Western Pacific presently experiences.

COMPETITION

    The homebuilding industry is highly competitive and fragmented, with minimal barriers to entry. Homebuilders compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. Western Pacific competes with other local, regional and national homebuilders, who may have longer operating histories, and greater financial resources than Western Pacific does. Western Pacific competes for customers in terms of location, design quality and price. In addition, Western Pacific competes with resales of existing residential housing by individuals and financial institutions, as well as rental properties.

    Western Pacific believes that its competitive advantages include the following:

    - LEADING CALIFORNIA HOMEBUILDER. Since Western Pacific's inception in 1993, Western Pacific has grown to be the sixth largest homebuilder in the California market in terms of number of units delivered.

    - GEOGRAPHICALLY DIVERSIFIED WITHIN CALIFORNIA. Western Pacific is actively selling homes in 37 communities in five different regions in California, reducing market and other risks associated with operating within any one large project or particular locality.

    - BROAD RANGE OF PRODUCT OFFERINGS. Western Pacific currently offers homes from entry level to first time and second time move-up buyers. Western Pacific believes that serving a broad range of market segments provides protection from the weakening of any one particular market segment.

    - DISCIPLINED LAND ACQUISITION POLICIES. Western Pacific secures control of land by purchasing the right to buy or option specific properties. This strategy enables Western Pacific to limit downside risk while capturing the upside associated with rising land prices. As of December 31, 2000, 59.4% of Western Pacific's lots under control were the subject of land option agreements. In addition, Western Pacific only purchases entitled land which expedites its time to market and leaves the entitlement risk with the seller. Western Pacific also limits its purchase of land to a three to four year supply, thereby limiting the capital it has invested at any one time.

    - EXPERIENCED MANAGEMENT TEAM. Western Pacific's senior management at both the corporate and divisional operating levels has extensive experience in homebuilding, land development and related real estate disciplines.

REGULATION

    Western Pacific and its competitors are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction, disclosure requirements, sales personnel and policies and similar matters, including local regulation that imposes restrictive zoning and density requirements limiting the number of homes that can be built within the boundaries of a particular area. Western Pacific and its competitors are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, the site's environmental conditions and the present and former uses of the site, as well as adjoining properties.

PROPERTY

    Western Pacific leases approximately 4,700 square feet for its corporate headquarters in El Segundo, California, under leases expiring in 2001. Western Pacific's five divisions lease office space totaling approximately 53,000 square feet from third parties under leases that expire in 2001 to 2007. The division offices are all located in California, specifically Irvine, Carlsbad, Pleasanton, Culver City and Brentwood. Western Pacific considers its current office space adequate for its current level of operations. Western Pacific has not had difficulty in obtaining sufficient office space and believes it can renew its existing leases or relocate branch offices to new space as leases expire.

EMPLOYEES

    As of December 31, 2000, Western Pacific had 483 full-time employees. Western Pacific considers its relations with its employees to be good. Western Pacific's construction operations are conducted primarily through independent subcontractors, thereby limiting the number of Western Pacific employees. None of Western Pacific's employees is represented by a union.

LEGAL PROCEEDINGS

    Western Pacific is involved in routine litigation arising in the ordinary course of its business. In the opinion of management, none of the pending litigation will have a material adverse effect on Western Pacific's combined financial condition or results of operations.

                            THE SELLING STOCKHOLDER

    Greenwood Properties Corp. is the selling stockholder. Greenwood Properties Corp. will acquire 1,385,421 shares of our Class B common stock pursuant to a loan agreement between its affiliate, Bankers Trust Company, and one of the Western Pacific entities, Western Pacific Housing Development, L.P. Each share of the Class B common stock acquired by Greenwood Properties Corp. is convertible into one share of our Class A common stock. We have registered 1,385,421 shares of Class A common stock under the Securities Act to satisfy the terms of the loan agreement. Our registration of the shares does not necessarily mean that the selling stockholder will sell any or all of its shares.


    The following table sets forth the number of shares owned by the selling stockholder. All information contained in the table below is based upon its beneficial ownership as of April 3, 2001. The selling stockholder acquired the shares in the ordinary course of business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the shares. The selling stockholder may offer all or some of the shares which it holds pursuant to the offering contemplated by this prospectus. Therefore, we are unable to estimate the amount of shares that will be held by the selling stockholder after the completion of this offering. The following table assumes that all of the shares being registered will be sold. The selling stockholder is not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares.


                                          NUMBER OF SHARES OF    NUMBER OF SHARES   PERCENT OF OUTSTANDING
                                         CLASS A COMMON STOCK     REGISTERED FOR       SHARES AFTER THE
NAME OF SELLING STOCKHOLDER              BENEFICIALLY OWNED(1)     SALE HEREBY             OFFERING
---------------------------              ---------------------   ----------------   ----------------------
Greenwood Properties Corp..............        1,385,421            1,385,421                 *

------------------------

*   Less than one percent.

(1) Upon closing of the reorganization, we will issue 1,385,421 shares of our Class B common stock to Greenwood Properties Corp. Those shares will be convertible into an equal number of shares of our Class A common stock at the election of Greenwood Properties Corp.

    This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

                              PLAN OF DISTRIBUTION


    The shares may be sold or distributed from time to time by the selling stockholder, by its donee, pledgee or transferee, or its other successor in interest. The selling stockholder may sell shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, at negotiated prices, or at fixed prices, which may be changed. The selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. The selling stockholder acquired the shares in the ordinary course of business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.


    The selling stockholder may offer its shares at various times in one or more of the following transactions:

    - in ordinary brokers' transactions and transactions in which the broker solicits purchasers

    - in transactions involving cross or block trades or otherwise on any national securities exchange, such as the Nasdaq National Market, on which the common stock may be listed

    - in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus

    - in transactions "at the market" to or through market makers in the common stock

    - in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents

    - through transactions in options, swaps or other derivatives which may or may not be listed on an exchange

    - in privately negotiated transactions

    - in transactions to cover short sales

    - in a combination of any of the foregoing transactions

    In addition, the selling stockholder also may sell its shares in private transactions or in accordance with Rule 144 under the Securities Act rather than under this prospectus.

    From time to time, the selling stockholder may pledge or grant a security interest in some or all of the shares it owns. If the selling stockholder defaults in performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. The selling stockholder also may transfer and donate shares in other circumstances. The number of shares beneficially owned by the selling stockholder will decrease if the selling stockholder donates or otherwise transfers its shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferee, donee or other successor in interest will be a selling stockholder for purposes of this prospectus.

    The selling stockholder may use brokers, dealers, underwriters or agents to sell its shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholder or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both. The selling stockholder and any agents or broker-dealers that participate with the selling stockholder in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. Because a selling stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act.

    The selling stockholder and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholder and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market-making activities with respect to the securities.

    We will pay expenses relating to the registration of this offering. The selling stockholder will bear any underwriting discounts or commissions, brokerage fees, stock transfer taxes and fees of their legal counsel. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

                            VALIDITY OF COMMON STOCK

    The validity of the shares of common stock offered hereby has been passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

    The combined financial statements of Western Pacific Housing at March 31, 2000 and 1999, and for each of the three years in the period ended March 31, 2000, included in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

WESTERN PACIFIC HOUSING
  Report of Independent Auditors............................  F-2
  Combined Balance Sheets as of March 31, 2000 and 1999, and
    as of December 31, 2000 (unaudited).....................  F-3
  Combined Statements of Income for the years ended
    March 31, 2000, 1999 and 1998 and for the three and nine
    months ended December 31, 2000 and 1999.................  F-4
  Combined Statements of Partners' Capital for the years
    ended March 31, 2000, 1999 and 1998 and for the nine
    months ended December 31, 2000..........................  F-5
  Combined Statements of Cash Flows for the years ended
    March 31, 2000, 1999 and 1998 and for the three and nine
    months ended December 31, 2000 and 1999.................  F-6
  Notes to Combined Financial Statements....................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Partners
Western Pacific Housing

    We have audited the accompanying combined balance sheets of Western Pacific Housing, as defined in Note 1, as of March 31, 2000 and 1999, and the related combined statements of income, partners' capital and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Western Pacific Housing at March 31, 2000 and 1999, and the combined results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Los Angeles, California
May 5, 2000

                            WESTERN PACIFIC HOUSING

                            COMBINED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                                   MARCH 31,
                                                              -------------------   DECEMBER 31,
                                                                2000       1999         2000
                                                              --------   --------   ------------
                                                                                    (UNAUDITED)
ASSETS
Cash and cash equivalents...................................  $ 36,652   $ 28,916     $ 40,093
Residential real estate projects under development..........   330,349    268,802      470,436
Excess of cost over net assets acquired, net................     3,200      3,600        2,900
Due from affiliates.........................................       478      1,144          232
Notes receivable............................................    12,169         --       14,080
Other assets, net...........................................    12,090      6,989       12,443
                                                              --------   --------     --------
TOTAL ASSETS................................................  $394,938   $309,451     $540,184
                                                              ========   ========     ========

LIABILITIES AND PARTNERS' CAPITAL
Accounts payable and accrued liabilities....................  $ 61,037   $ 39,055     $ 70,034
Notes payable...............................................   181,264    159,059      300,265
Participating debt..........................................    30,743     25,775       24,149
                                                              --------   --------     --------
                                                               273,044    223,889      394,448

MINORITY INTERESTS..........................................     7,317     12,610        7,251

PARTNERS' CAPITAL
General partners............................................     2,970      1,739        3,263
Limited partners............................................   111,607     71,213      135,222
                                                              --------   --------     --------
                                                               114,577     72,952      138,485
                                                              --------   --------     --------
TOTAL LIABILITIES AND PARTNERS' CAPITAL.....................  $394,938   $309,451     $540,184
                                                              ========   ========     ========

                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                         COMBINED STATEMENTS OF INCOME

                             (AMOUNTS IN THOUSANDS)

                                                                                 THREE MONTHS ENDED       NINE MONTHS ENDED
                                                  YEARS ENDED MARCH 31,             DECEMBER 31,            DECEMBER 31,
                                            ---------------------------------   ---------------------   ---------------------
                                              2000        1999        1998        2000        1999        2000        1999
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                 (UNAUDITED)
Sales....................................   $ 535,019   $ 423,313   $ 192,894   $ 200,092   $  94,649   $ 366,052   $ 279,055
Cost of sales............................    (428,163)   (346,858)   (162,501)   (157,882)    (79,844)   (293,924)   (231,094)
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Gross profit...........................     106,856      76,455      30,393      42,210      14,805      72,128      47,961
Selling, general and administrative
  expenses...............................     (54,150)    (39,037)    (20,587)    (17,490)     (9,910)    (38,177)    (29,065)
Interest and other income (expense),
  net....................................      (5,696)     (6,648)        (59)       (635)     (1,160)       (780)     (3,786)
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Income before minority interests in
    income of consolidated joint
    ventures.............................      47,010      30,770       9,747      24,085       3,735      33,171      15,110
Minority interests in income of
  consolidated joint ventures............      (5,385)    (10,479)     (2,312)     (5,598)       (727)     (7,388)     (3,799)
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income...............................   $  41,625   $  20,291   $   7,435   $  18,487   $   3,008   $  25,783   $  11,311
                                            =========   =========   =========   =========   =========   =========   =========

                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                    COMBINED STATEMENTS OF PARTNERS' CAPITAL

                             (AMOUNTS IN THOUSANDS)

                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS    TOTAL
                                                              --------   --------   --------
BALANCE--March 31, 1997.....................................   $  303    $ 29,625   $ 29,928
Distributions...............................................       --        (214)      (214)
Net income..................................................      100       7,335      7,435
                                                               ------    --------   --------
BALANCE--March 31, 1998.....................................      403      36,746     37,149
Contributions...............................................      812      14,700     15,512
Net income..................................................      524      19,767     20,291
                                                               ------    --------   --------
BALANCE--March 31, 1999.....................................    1,739      71,213     72,952
Net income..................................................    1,231      40,394     41,625
                                                               ------    --------   --------
BALANCE--March 31, 2000.....................................    2,970     111,607    114,577
Distributions...............................................       --      (1,875)    (1,875)
Net income (unaudited)......................................      293      25,490     25,783
                                                               ------    --------   --------
BALANCE--December 31, 2000 (unaudited)......................   $3,263    $135,222   $138,485
                                                               ======    ========   ========

                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                       COMBINED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                                    THREE MONTHS ENDED        NINE MONTHS ENDED
                                                    YEARS ENDED MARCH 31,              DECEMBER 31,             DECEMBER 31,
                                              ---------------------------------   -----------------------   ---------------------
                                                2000        1999        1998         2000         1999        2000        1999
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................  $  41,625   $  20,291   $   7,435   $   18,487   $    3,008   $  25,783   $  11,311
Adjustments to reconcile net income to net
  cash used in operating activities:
  Depreciation and amortization.............      1,345         804         747          682          439       1,560       1,056
  Equity in (earnings) loss of
    unconsolidated joint ventures...........       (430)         --          --          (48)          68        (329)        133
  Minority interest in income of
    consolidated joint ventures.............      5,385      10,479       2,312        5,598          727       7,388       3,799
  Change in operating assets and
    liabilities:
    Increase in residential real estate
      projects under development............    (61,402)    (42,999)    (25,880)     (10,770)     (57,543)   (140,087)   (100,095)
    Decrease (increase) in due from
      affiliates............................        666         617        (444)         451          434         246         915
    Increase in notes receivable............    (12,169)         --          --       (1,695)          --      (1,911)         --
    (Increase) decrease in other assets.....       (579)     (3,438)        152         (868)      (3,819)      1,940      (3,165)
    Increase (decrease) in accounts payable
      and accrued liabilities...............     21,982      13,683      10,433        6,710        6,402       8,997      (1,858)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
Net cash used in operating activities.......     (3,577)       (563)     (5,245)      18,547      (50,284)    (96,413)    (87,904)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment......................       (966)       (421)       (653)          --         (412)       (260)       (503)
Acquisition of Porter Homes.................         --     (14,989)         --           --           --          --          --
Investments in and advances to
  unconsolidated joint ventures.............     (2,875)        (96)        (12)         395           50        (128)     (2,944)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
Net cash used in investing activities.......     (3,841)    (15,506)       (665)         395         (362)       (388)     (3,447)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable.................    505,854     551,988     245,657      207,197      136,244     476,719     349,361
Repayments of notes payable.................   (483,794)   (521,016)   (243,389)    (191,073)     (91,616)   (357,718)   (267,472)
Proceeds from participating debt............     19,322      16,275      21,316        5,118        5,252       7,620      12,081
Repayments of participating debt............    (14,354)    (17,565)     (4,367)      (4,601)      (3,579)    (14,214)     (8,457)
Additions to deferred loan costs............     (1,196)     (1,421)       (151)        (921)          --      (2,836)     (1,144)
Contributions by minority partners in
  consolidated joint ventures...............        178       2,272         277           --          185          --         185
Distributions to minority partners in
  consolidated joint ventures...............    (10,856)    (12,951)     (6,135)      (4,379)      (2,053)     (7,454)     (8,949)
Contributions from partners.................         --      15,512          --           --           --          --          --
Distributions to partners...................         --          --        (214)      (1,875)          --      (1,875)         --
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
Net cash provided by financing activities...     15,154      33,094      12,994        9,466       44,433     100,242      75,605
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...............................      7,736      17,025       7,084       28,408       (6,213)      3,441     (15,746)
CASH AND CASH EQUIVALENTS--beginning of
  period....................................     28,916      11,891       4,807       11,685       19,383      36,652      28,916
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
CASH AND CASH EQUIVALENTS--end of period....  $  36,652   $  28,916   $  11,891   $   40,093   $   13,170   $  40,093   $  13,170
                                              =========   =========   =========   ==========   ==========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
Interest paid...............................  $  29,533   $  24,639   $  18,137   $    9,660   $    7,405   $  27,399   $  19,742
                                              =========   =========   =========   ==========   ==========   =========   =========
Non-cash transactions:
Amortization of debt discount/capitalization
  to residential real estate projects under
  development...............................  $     145   $     579   $     579   $       --   $       --   $      --   $     145
                                              =========   =========   =========   ==========   ==========   =========   =========
Debt discount included in cost of sales.....  $     555   $     521   $     587   $       57   $      218   $     199   $     357
                                              =========   =========   =========   ==========   ==========   =========   =========

                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                     NOTES TO COMBINED FINANCIAL STATEMENTS

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

1. ORGANIZATION

    The accompanying combined financial statements represent the combined results of Western Pacific Housing Development Limited Partnership ("WPHD"), Western Pacific Housing Development II Limited Partnership ("WPHDII") and WPH-Porter, LLC ("WPH-Porter") and the consolidated results of other entities that they control (collectively "Western Pacific Housing" or the "Company"). WPHD, WPHD II and WPH-Porter have been combined as there is common ownership and control among the entities.

    WPHD, formed in December 1993, and WPHD II, formed in June 1996, were established to develop single-family home communities for sale to first-time buyers and first- and second-time move-up buyers, with their initial operations in Orange County. Effective April 1, 1998, the Company acquired the homebuilding operations of a group of entities ("Porter Homes") located in the Bay Area and Sacramento markets. The Company now operates in the major metropolitan markets of Orange County, the Inland Empire (Riverside and San Bernardino Counties), the Sacramento Valley, San Diego, Los Angeles/Ventura County and the Bay Area surrounding San Francisco and San Jose.

    WPHD, WPHD II and WPH-Porter are limited partners in various limited partnerships and principal members in various limited liability companies (collectively, the "Operating Entities") whose activities include acquiring improved or partially improved real estate for use in the development, construction and sale of residential housing. The general partners and managing members in these Operating Entities are generally affiliates of certain owners of the Company.

    The Company's ownership interests are primarily owned by three institutional investors who receive a preferred return on their investment, a participation in profits and a distribution upon the occurrence of a sale of the Company or its assets in accordance with allocation procedures specified in the partnership agreements. As of December 31, 2000, the unpaid preferred return, as defined, for the general partners and the limited partners was $588 and $40,994, respectively, which is maintained in a memorandum account and is not recorded as an obligation of the Company until they are declared as payable. The partnership agreements also provide for distributions for the reimbursement of income taxes payable by the partners and members and certain restrictions on the sale, transfer or pledge of their interests.

    All significant intercompany accounts and transactions have been eliminated in the combination and consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES--The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of March 31, 2000 and 1999 and December 31, 2000, and the reported amounts of revenues and expenses for the years ended March 31, 2000, 1999 and 1998 and the three months and nine months ended December 31, 2000 and 1999. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS--Management considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RESIDENTIAL REAL ESTATE PROJECTS UNDER DEVELOPMENT--Residential real estate projects under development are carried at cost. Cost includes all direct and indirect land costs, development and construction costs, and applicable carrying charges (primarily interest and property taxes) which are capitalized during the development period. Capitalized costs including land and land development costs are assigned to individual components of real estate projects based on specific identification, if practicable, or allocated based on a relative fair value method in accordance with FASB Statement No. 67, ACCOUNTING FOR COSTS AND INITIAL RENTAL OPERATIONS OF REAL ESTATE PROJECTS. Deposits paid related to options and contracts to purchase land and preacquisition costs are capitalized.

    FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, requires impairment losses to be recorded on real estate held for development in certain circumstances. Impairment losses are recorded by management when indicators of impairment are present and the undiscounted cash flows estimated to be generated by such real estate (excluding interest) are less than the carrying amount of the real estate. When the real estate is determined to be impaired, the related carrying value of the real estate is adjusted to its estimated fair value. There were no such adjustments during the years ended March 31, 2000, 1999 and 1998 or the nine months ended December 31, 2000 and 1999.

    Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining whether real estate assets have been impaired and in the determination of fair value is inherently uncertain since it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic, political and market conditions, such as obtaining entitlement approvals and the availability of suitable financing to fund development and construction activities.

    Ultimate realization is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from the estimated fair values as described herein.

    INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES--The Company accounts for its investments in unconsolidated joint ventures which it does not control using the equity method.

    EXCESS OF COST OVER NET ASSETS ACQUIRED--The excess amount paid for a business acquisition over the net fair value of assets acquired and liabilities assumed is reflected in the accompanying combined balance sheets and amortized on a straight-line basis over ten years. Accumulated amortization was $800, $400 and $1,100 as of March 31, 2000 and 1999 and December 31, 2000, respectively.

    DEFERRED LOAN COSTS--Deferred loan costs are amortized over the term of applicable loans using an effective interest method. Included in other assets at March 31, 2000 and 1999 and December 31, 2000, are $1,068, $1,052 and $3,404,
respectively, of costs associated with the issuance of the debt, net of accumulated amortization of $2,953, $1,776 and $3,543, respectively.

    INTEREST RATE SWAP AGREEMENTS--The Company enters into interest rate swap agreements to effectively convert a portion of its variable-rate borrowings into fixed-rate obligations. The interest rate

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) differential to be received or paid is recognized over the lives of the agreements as an adjustment to interest costs.

    REVENUE RECOGNITION--The Company is primarily engaged in the development, construction and sale of residential housing. Revenues and cost of sales are recorded at the time each home sale is closed, title has been transferred to the buyer and construction is substantially completed.

    INCOME TAXES--No provision for income taxes has been included in the combined financial statements. Each partner and member reflects its share of taxable income on its separate tax return.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts reported in the combined balance sheets for financial instruments approximate their fair value, except for the additional consideration disclosed in Note 5, of which the fair value is estimated to be $7,500 as of March 31, 2000, assuming the value of the Company approximates its historical book value. The carrying amount of the Company's debt approximates fair value since the debt is at interest rates comparable to market rates based on the nature of the loans, their terms and remaining maturity. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, these fair value estimates are subjective and not necessarily indicative of the amounts the Company would pay or receive in actual market transactions.

    DESCRIPTIVE INFORMATION ABOUT REPORTABLE SEGMENTS--The Company develops residential communities in California and separately evaluates the performance of each of its communities. However, because each of the communities have similar economic characteristics, products and buyers, the communities have been aggregated into a single dominant home building segment. All revenues are from external customers and there are no revenues from transactions with other segments. There are no customers which contributed 10% or more of the total revenues during any year.

    NEW ACCOUNTING PRONOUNCEMENT--In June 1998, the Financial Accounting Standards Board issued FASB Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by FASB Statements No. 137 and No. 138, which is required to be adopted for fiscal years beginning after June 15, 2000. Statement No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative will either be offset against the change in the fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Management does not currently believe that the implementation of Statement 133 will have a material impact on the Company's results of operations or financial position.

3. BUSINESS ACQUISITION

    Effective April 1, 1998, the Company completed the acquisition of Porter Homes, a leading builder of single-family homes in both the East Bay area of San Francisco and the Sacramento Valley areas of northern California for $14,989 in cash and the assumption of approximately $37,000 of debt. The funds required to complete the acquisition were received from partner contributions.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

3. BUSINESS ACQUISITION (CONTINUED)
    The acquisition has been accounted for as a purchase, and accordingly, the purchase price has been allocated to the net assets acquired based upon their estimated fair market values as of the date of acquisition. The excess of purchase price over the estimated fair value of the net assets acquired totaled $4,000. The excess purchase price has been recorded as excess of cost over net assets acquired in the accompanying combined balance sheets and is being amortized on a straight-line basis over ten years.

4. RESIDENTIAL REAL ESTATE PROJECTS UNDER DEVELOPMENT

    During the years ended March 31, 2000, 1999 and 1998 and the nine months ended December 31, 2000, the Company recorded $10,490, $5,870, $4,011, and $6,403, respectively, in land sales which is included in revenues, and resulted in $6,576, $2,281, $456, and $1,500, respectively, of gross profit. Included in notes receivable as of March 31, 2000 and December 31, 2000 is $7,400, which is due from a buyer of land during the year ended March 31, 2000. The note bears interest at a fixed rate of 10% and is due prior to December 31, 2003, and the note is secured by a first trust deed on the property with assignment of rents.

    Information regarding interest incurred for the years ended March 31 and the nine months ended December 31 is as follows:

                                                                THREE MONTHS ENDED     NINE MONTHS ENDED
                                   YEARS ENDED MARCH 31,           DECEMBER 31,          DECEMBER 31,
                               ------------------------------   -------------------   -------------------
                                 2000       1999       1998       2000       1999       2000       1999
                               --------   --------   --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Interest incurred............  $29,533    $24,639    $17,779    $ 9,660    $ 7,405    $27,399    $19,742
Interest capitalized.........  $29,533    $24,639    $17,779    $ 9,660    $ 7,405    $27,399    $19,742
Previously capitalized
  interest charged to cost of
  sales......................  $26,586    $22,589    $13,914    $ 9,650    $ 5,597    $18,809    $15,649
Capitalized interest in
  residential real estate
  projects under development
  at end of period...........  $22,656    $19,709    $17,659    $31,246    $23,802    $31,246    $23,802

5. NOTES PAYABLE

    Notes payable consist of the following:

                                                           MARCH 31,
                                                      -------------------   DECEMBER 31,
                                                        2000       1999         2000
                                                      --------   --------   ------------
                                                                            (UNAUDITED)
Revolving construction loan facilities..............  $ 73,017   $ 34,851     $169,109
Notes payable secured by trust deeds................    73,247     89,353       96,156
  Subordinated note payable, net of unamortized
    discount of $145 at March 31, 1999..............    35,000     34,855       35,000
                                                      --------   --------     --------
                                                      $181,264   $159,059     $300,265
                                                      ========   ========     ========

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

5. NOTES PAYABLE (CONTINUED)
    The revolving credit agreement had a $125,000 commitment of which $51,983 was available as of March 31, 2000 to be drawn subject to sufficient collateral levels to support such additional borrowings. Effective December 2000, the commitment was increased to $220,000 of which $50,891 was available as of December 31, 2000, to be drawn. The facility is secured by first trust deeds on residential real estate projects under development, bears interest at LIBOR plus 2.75% or 2.50% under certain conditions or prime plus 0.25% and is due in June 2002, with a one year extension, assuming the Company is not in default of certain covenants and contains certain affirmative and negative covenants, including maintenance of consolidated net worth and financial ratios. The Company was in compliance with all covenants at March 31, 2000 and 1999 and December 31, 2000.

    Notes payable secured by trust deeds from financial institutions consist of project-specific acquisition, development and construction loans. The loans bear interest at variable rates ranging from prime plus 0.5% to prime plus 2.0% and fixed rates ranging from 8.0% to 8.25% and are due at various dates through 2004.

    On June 30, 1995, the Company entered into a loan agreement for subordinated notes payable (the "Notes") with a financial institution. Proceeds of $25,000 from the Notes were used for general corporate and project level purposes and are subordinated to project-specific financing. The Notes were issued at a discount to yield interest at approximately 16.5% per annum through the maturity date of June 29, 1999. In May 1998, an additional $10,000 was borrowed under the loan agreement at an interest rate of 11.5% per annum. On June 29, 1999, the Company exercised its right under the loan agreement and extended the maturity date of the Notes to June 30, 2000. In August 2000, the Company amended the Notes to extend the maturity date to July 31, 2003 and to require monthly principal payments of $1,000 that will commence on January 1, 2001. The Notes are secured by certain Operating Entities' interests and subordinated to all first trust deed loans.

    Under the loan agreement, the financial institution is entitled to additional consideration, as defined, equal to 7.5% of the value of the Company (after reduction to the value of the Company of approximately $15,000) upon the occurrence of a capital transaction (generally a sale, merger, public or private offering), as defined. The financial institution is entitled to additional consideration, as defined, equal to the greater of 7.5% of the value of the Company (after reduction to the value of the Company of approximately $15,000) or an amount sufficient to provide the financial institution with a cumulative 20.0% internal rate of return if a capital transaction does not occur prior to the maturity date (payment of which can be deferred for up to one year from the measurement date, as defined). The fair market value of the additional consideration determined as of the date of issuance totaled $2,317. Accordingly, the additional consideration has been reflected within the limited partners in the combined statement of partners' capital with a corresponding discount to the related Notes. The discount is amortized as additional consideration over the term of the Notes and capitalized to residential real estate projects under development. In connection with the August 2000 amendment, the additional consideration was amended to be equal to the greater of 7.5% of the value of the Company (after reduction to the value of the Company of approximately $15,000) or $5,000 if a capital transaction does not occur prior to the maturity date.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

5. NOTES PAYABLE (CONTINUED)
    For the years ended March 31, 2000, 1999 and 1998 and the nine months ended December 31, 1999, $145, $579, $579 and $145, respectively, of debt discount was amortized.

    The prime rate and LIBOR rate as of March 31 and September 30 are as follows:

                       MARCH 31, 2000   MARCH 31, 1999   MARCH 31, 1998   DECEMBER 31, 2000   DECEMBER 31, 1999
                       --------------   --------------   --------------   -----------------   -----------------
Prime rate...........       9.0%             7.8%             8.5%               9.5%                8.5%
LIBOR rate...........       6.3%             4.9%             5.7%               6.5%                6.2%

    As of March 31, 2000, stated principal maturities for the above notes payable for the years ending March 31 are as follows:

2001........................................................  $132,928
2002........................................................    38,819
2003........................................................        --
2004........................................................     9,517
                                                              --------
                                                              $181,264
                                                              ========

    The Company entered into an interest rate swap agreement to convert a portion of its variable-rate borrowings into fixed-rate obligations. Based on the interest rate swap agreement, the Company makes payments at a fixed interest rate to the counterparty to the interest rate swap agreement. In return, the counterparty makes payments to the Company based on the variable rate of the note payable. The management of the Company believes that the effect of any party to the interest rate swap agreement not performing to the terms of the interest rate swap agreement would not adversely affect the combined financial statements of the Company. At March 31, 2000, the notional amount of the interest rate swap agreement was $15,000, the termination date was May 10, 2000, the fixed interest rate was 5.14% and the variable rate was LIBOR. On May 10, 2000, the interest rate swap agreement expired.

6. PARTICIPATING DEBT

    The Company has entered into financing agreements to acquire and develop six projects with financial institutions who provide participating loans. The lenders receive interest at rates ranging from LIBOR plus 4% and a share of the residual profits ranging from 35% to 50% to a fixed rate of 20%, and has its loan secured by either a second trust deed or project equity interests.

    For the years ended March 31, 2000, 1999 and 1998 and the three months and nine months ended December 31, 2000 and 1999, the Company accrued $5,836, $6,577, $546, $1,144, $1,277, $2,023 and $4,050, respectively, for lenders'
profit participation which is included in interest expense of which $5,175, $5,661 and $4,596, was payable at March 31, 2000 and 1999 and December 31, 2000, respectively.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

6. PARTICIPATING DEBT (CONTINUED)
    As of March 31, 2000, stated principal maturities for the above participating debt for the years ending March 31 are as follows:

2001........................................................  $    --
2002........................................................    9,101
2003........................................................   11,475
2004........................................................   10,167
                                                              -------
                                                              $30,743
                                                              =======

7. RELATED PARTY TRANSACTIONS

    Prior to April 1998, the Company leased office space for their corporate offices from an affiliate. For the year ended March 31, 1998, $167 was paid by the Company for such space, and in April 1998 the building was sold to an entity not affiliated with the Company.

    During the year ended March 31, 2000, the Company loaned $175 to the President of the Company. The loan is unsecured, bears interest at 7.0% per annum and is due in January 2002.

8. COMMITMENTS AND CONTINGENCIES

    Commitments and contingencies consist of those normal and usual to real estate developers and include such items as subdivision improvement agreements and guarantees, bond guarantees, warranties to homebuyers and construction loan agreement guarantees. In addition, the Company has continuing litigation matters incurred in the ordinary course of business and records the liability for these contingencies when such amounts can be estimated and are considered to be material to the results of operations. Management believes that the disposition of the various matters will not have a material effect on the combined financial position and operations of the Company.

    The Company provides homebuyers with a one-year warranty which commences with the close of escrow. Estimated warranty costs are recorded at the time of sale at an amount which is expected to be sufficient to cover any warranty related liabilities.

    At March 31, 2000 and 1999 and December 31, 2000, the Company has outstanding performance bonds with an estimated potential obligation of $86,858, $63,882 and $143,166, respectively, to the Company related principally to their obligations for site improvements at various projects. Management does not believe that any such bonds are likely to be drawn upon.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Future minimum rental payments under non-cancelable leases for the years ending March 31 are as follows as of March 31, 2000:

2001........................................................   $4,929
2002........................................................    2,919
2003........................................................    1,040
2004........................................................      582
2005........................................................      395
                                                               ------
                                                               $9,865
                                                               ======

9. SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

    The following represents the unaudited pro forma condensed combined statement of income of the Company for the year ended March 31, 1998 reflecting its acquisition of Porter Homes as if it had occurred on April 1, 1997:

                                                            ACTUAL         PORTER HOMES       PRO FORMA
                                                           ---------       ------------       ---------
Revenues............................................       $ 192,894        $   34,579 (a)    $227,473
Cost of sales.......................................        (162,501)          (30,556)(a)    (193,235)
                                                                                  (178)(b)
                                                           ---------        ----------        --------
Gross profit........................................          30,393             3,845          34,238
Selling, general and administrative expenses........         (20,587)           (1,746)(a)     (22,733)
                                                                                  (400)(c)
Interest and other income, net......................             (59)              699 (a)         640
Minority interests in income of consolidated joint
  ventures..........................................          (2,312)           (1,375)(a)      (3,687)
                                                           ---------        ----------        --------
Net income..........................................       $   7,435        $    1,023        $  8,458
                                                           =========        ==========        ========

------------------------

(a) Represents the results of operations of Porter Homes for the year ended March 31, 1998.

(b) Represents an increase to cost of sales based on the purchase accounting adjustments to inventory.

(c) Represents amortization of excess of cost over net assets acquired ($4,000) from Porter Homes based on a useful life of ten years.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
QUARTER ENDED                                        2000         2000            2000
-------------                                      --------   -------------   ------------
Revenues.........................................  $71,034       $94,926        $200,092
Gross profit.....................................  $12,758       $17,160        $ 42,210
Net income.......................................  $ 2,281       $ 5,015        $ 18,487

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1999         1999            1999         2000
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $91,069       $93,337         $94,649     $255,964
Gross profit.....................................  $16,062       $17,094         $14,805     $ 58,895
Net income.......................................  $ 4,332       $ 3,971         $ 3,008     $ 30,314

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1998         1998            1998         1999
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $67,235       $76,389         $91,117     $188,572
Gross profit.....................................  $ 9,951       $13,868         $16,956     $ 35,680
Net income.......................................  $ 1,847       $ 3,632         $ 2,914     $ 11,898

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1997         1997            1997         1998
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $29,423       $26,020         $57,816      $79,635
Gross profit.....................................  $ 5,033       $ 4,168         $ 8,870      $12,322
Net income (loss)................................  $   268       $   (44)        $ 3,416      $ 3,795

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,385,421 SHARES

                                     [LOGO]

                                SCHULER HOLDINGS

                              CLASS A COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                                 March 30, 2001



    Until April 28, 2001, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the estimated expenses, we will bear in connection with the registration, issuance and distribution of the securities being registered hereby. All amounts are estimates except the SEC registration fee.

SEC Registration Fee........................................  $ 4,482
Legal Fees and Expenses.....................................   15,000
Accountants' Fees and Expenses..............................   15,000
Printing and Engraving Expenses.............................    5,000
Miscellaneous...............................................    5,000
                                                              -------
Total.......................................................  $44,482
                                                              =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

    Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

    Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

    Article 5 of our bylaws provides in pertinent part that:

    "ACTIONS, SUITS OR PROCEEDINGS OTHER THAN BY OR IN THE RIGHT OF THE CORPORATION. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was or has agreed to become a Director or officer of the corporation, or is or was serving or has agreed to serve at the request of the corporation as a Director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    ACTIONS OR SUITS BY OR IN THE RIGHT OF THE CORPORATION. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he or she is or was or has agreed to become a Director or officer of the corporation, or is or was serving or has agreed to serve at the request of the corporation as a Director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

    INDEMNIFICATION OF EMPLOYEES AND OTHER AGENTS. The Board of Directors in its discretion shall have the power on behalf of the corporation, subject to applicable law, and upon such terms and subject to such conditions as the Board of Directors shall determine, to indemnify any person made a party to any action, suit or proceeding by reason of the fact that such person, or such person's testator or intestate, is or was an employee or other agent of the corporation and to advance costs, charges and expenses (including attorney's fees) incurred by such person in defending any such action, suit, or proceeding."

    Article Eleventh of our Certificate of Incorporation provides that a director of ours shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) pursuant to
Section 174 of the General Corporation Law of the State of Delaware, or (d) for any transaction from which a director derived an improper personal benefit.

ITEM 16.  EXHIBITS.

    The following exhibits are filed as part of this registration statement:


     EXHIBIT NO.        DESCRIPTION OF EXHIBIT
---------------------   ----------------------
        **5.1           Opinion of Orrick, Herrington & Sutcliffe LLP regarding
                        validity of common stock

         15.1 Letter re unaudited interim financial information from Ernst & Young LLP

       **23.1 Consent of Orrick, Herrington & Sutcliffe LLP (included in opinion filed as Exhibit 5.1)

         23.2           Consent of Ernst & Young LLP

         23.3           Consent of Ernst & Young LLP

       **24.1           Power of Attorney (included in signature page)


------------------------


**  Previously filed.


ITEM 17.  UNDERTAKINGS.

    (A) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the
                Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; PROVIDED, HOWEVER, that paragraphs
                 (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
                 Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (B) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
       Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Honolulu, state of Hawaii, on March 30, 2001.


                                                       SCHULER HOLDINGS, INC.

                                                       By:            /s/ JAMES K. SCHULER
                                                            ----------------------------------------
                                                                        James K. Schuler
                                                             CO-CHAIRMAN OF THE BOARD OF DIRECTORS,
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.



                  SIGNATURE                                    TITLE                         DATE
                  ---------                                    -----                         ----
            /s/ JAMES K. SCHULER               Co-Chairman of the Board of            March 30, 2001
    ------------------------------------         Directors, President and Chief
              James K. Schuler                   Executive Officer

           /s/ EUGENE S. ROSENFELD             Co-Chairman of the Board of Directors  March 30, 2001
    ------------------------------------
             Eugene S. Rosenfeld

             /s/ THOMAS CONNELLY               Senior Vice President and Chief        March 30, 2001
    ------------------------------------         Financial Officer
               Thomas Connelly

           /s/ DOUGLAS M. TONOKAWA             Vice President of Finance and Chief    March 30, 2001
    ------------------------------------         Accounting Officer
             Douglas M. Tonokawa

                                 EXHIBIT INDEX


     EXHIBIT NO.                           DESCRIPTION OF EXHIBIT
---------------------   ------------------------------------------------------------
        **5.1           Opinion of Orrick, Herrington & Sutcliffe LLP regarding
                        validity of common stock

         15.1 Letter re unaudited interim financial information from Ernst & Young LLP

       **23.1 Consent of Orrick, Herrington & Sutcliffe LLP (included in opinion filed as Exhibit 5.1)

         23.2           Consent of Ernst & Young LLP

         23.3           Consent of Ernst & Young LLP

       **24.1           Power of Attorney (included in signature page)


------------------------


**  Previously filed.